                                                                    Exhibit 4.56

                          GLOBAL COMMUNICATIONS LIMITED

                                     - AND -

                       G.T.C. TRANSCONTINENTAL GROUP LTD.

                                     - AND -

                       CANWEST GLOBAL COMMUNICATIONS CORP.

                            SHARE PURCHASE AGREEMENT

                                 AUGUST 8, 2002

                          OSLER, HOSKIN & HARCOURT LLP

                                STIKEMAN ELLIOTT

                                TABLE OF CONTENTS

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ARTICLE 1.            DEFINITIONS AND PRINCIPLES OF INTERPRETATION...............................................   1
                      Section 1.1       Definitions..............................................................   1
                      Section 1.2       Certain Rules of Interpretation..........................................  10
                      Section 1.3       Entire Agreement.........................................................  11
                      Section 1.4       Schedules................................................................  11

ARTICLE 2.            PURCHASE AND SALE..........................................................................  13
                      Section 2.1       Action by Vendor and Purchaser...........................................  13
                      Section 2.2       Place of Closing.........................................................  13
                      Section 2.3       Tender...................................................................  13

ARTICLE 3.            PURCHASE PRICE.............................................................................  14
                      Section 3.1       Purchase Price...........................................................  14
                      Section 3.2       Satisfaction of Purchase Price...........................................  14
                      Section 3.3       Net Working Capital Adjustment...........................................  14
                      Section 3.4       Objection to Closing Statement...........................................  14
                      Section 3.5       Allocation of Purchase Price.............................................  15

ARTICLE 4.            REPRESENTATIONS AND WARRANTIES OF THE VENDOR...............................................  16
                      Section 4.1       Incorporation and Registration...........................................  16
                      Section 4.2       Residence of the Vendor..................................................  16
                      Section 4.3       Right to Sell............................................................  16
                      Section 4.4       Capitalization...........................................................  16
                      Section 4.5       Title to the Assets......................................................  17
                      Section 4.6       Due Authorization........................................................  17
                      Section 4.7       Enforceability of Obligations............................................  17
                      Section 4.8       Absence of Conflicting Agreements........................................  17
                      Section 4.9       Regulatory Approvals.....................................................  18
                      Section 4.10      Financial Statements.....................................................  18
                      Section 4.11      Absence of Undisclosed Liabilities.......................................  18
                      Section 4.12      Absence of Changes and Unusual Transactions..............................  18
                      Section 4.13      Absence of Guarantees....................................................  19
                      Section 4.14      Condition of Assets......................................................  20
                      Section 4.15      Inventories..............................................................  20
                      Section 4.16      Collectibility of Accounts Receivable....................................  20
                      Section 4.17      Business in Compliance with Law..........................................  20
                      Section 4.18      Governmental Authorizations..............................................  20
                      Section 4.19      Intellectual Property....................................................  20
                      Section 4.20      Owned Real Property......................................................  22
                      Section 4.21      Leased Real Property.....................................................  22
                      Section 4.22      Real Property Generally..................................................  23
                      Section 4.23      Environmental Matters....................................................  23
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                                       -i-

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                      Section 4.24      Employment Matters.......................................................  25
                      Section 4.25      Collective Agreements....................................................  26
                      Section 4.26      Pension and Other Benefits...............................................  26
                      Section 4.27      Insurance................................................................  27
                      Section 4.28      Material Contracts.......................................................  27
                      Section 4.29      Litigation...............................................................  27
                      Section 4.30      Tax Matters..............................................................  28
                      Section 4.31      Trade Allowances.........................................................  29
                      Section 4.32      Indebtedness.............................................................  29
                      Section 4.33      Shareholder Loans........................................................  29
                      Section 4.34      Lenders' Consent.........................................................  29

ARTICLE 5.            REPRESENTATIONS AND WARRANTIES OF THE PURCHASER............................................  30
                      Section 5.1       Incorporation............................................................  30
                      Section 5.2       Due Authorization........................................................  30
                      Section 5.3       Enforceability of Obligations............................................  30
                      Section 5.4       Absence of Conflicting Agreements........................................  30
                      Section 5.5       Investment Canada........................................................  30
                      Section 5.6       Litigation...............................................................  30

ARTICLE 6.            NON-WAIVER, SURVIVAL.......................................................................  31
                      Section 6.1       Non-Waiver...............................................................  31
                      Section 6.2       Nature and Survival......................................................  31

ARTICLE 7.            PURCHASER'S CONDITIONS PRECEDENT...........................................................  32
                      Section 7.1       Truth and Accuracy of Representations of Vendor at the Closing Time......  32
                      Section 7.2       Performance of Obligations...............................................  32
                      Section 7.3       Receipt of Closing Documentation.........................................  32
                      Section 7.4       Opinion of Counsel for Vendor............................................  32
                      Section 7.5       Consents, Authorizations and Registrations...............................  33
                      Section 7.6       No Proceedings...........................................................  33
                      Section 7.7       Encumbrances.............................................................  33
                      Section 7.8       Directors and Officers...................................................  33
                      Section 7.9       Closing Agreements.......................................................  33

ARTICLE 8.            VENDOR'S CONDITIONS PRECEDENT..............................................................  34
                      Section 8.1       Truth and Accuracy of Representations of the Purchaser at Closing Time...  34
                      Section 8.2       Performance of Obligations...............................................  34
                      Section 8.3       Receipt of Closing Documentation.........................................  34
                      Section 8.4       Opinion of Counsel for Purchaser.........................................  35
                      Section 8.5       Consents, Authorizations and Registrations...............................  35
                      Section 8.6       No Proceedings...........................................................  35
                      Section 8.7       Closing Agreements.......................................................  35
                      Section 8.8       Hollinger ROFR...........................................................  35
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                                       -ii-

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ARTICLE 9.            OTHER COVENANTS OF THE PARTIES.............................................................  36
                      Section 9.1       Conduct of Business Prior to Closing.....................................  36
                      Section 9.2       Access for Investigation.................................................  37
                      Section 9.3       Actions to Satisfy Closing Conditions....................................  37
                      Section 9.4       Preservation of Records and Access to Personnel..........................  37
                      Section 9.5       Stub Period Returns......................................................  38
                      Section 9.6       Purchaser's Option if Damage, Etc........................................  38
                      Section 9.7       Consent to Jurisdiction..................................................  38
                      Section 9.8       Defamation Insurance.....................................................  39
                      Section 9.9       Change of Web site Address and Masthead..................................  39
                      Section 9.10      Non-Competition, Non-Solicitation and Confidentiality....................  39
                      Section 9.11      Schedule 4.5.............................................................  41
                      Section 9.12      Guarantee................................................................  41
                      Section 9.13      Deficiencies.............................................................  42
                      Section 9.14      Transitional Services Agreement..........................................  42
                      Section 9.15      Operational Service Agreements...........................................  42
                      Section 9.16      No Accrued Interest......................................................  42
                      Section 9.17      Inter-Affiliate Accounts.................................................  42

ARTICLE 10.           INDEMNIFICATION............................................................................  43
                      Section 10.1      Indemnification for Breaches of Covenants and Warranty, etc..............  43
                      Section 10.2      Indemnification Procedures for Third Party Claims........................  44

ARTICLE 11.           GENERAL....................................................................................  45
                      Section 11.1      Public Notices...........................................................  45
                      Section 11.2      Expenses.................................................................  45
                      Section 11.3      Notices..................................................................  46
                      Section 11.4      Assignment...............................................................  46
                      Section 11.5      Arbitration..............................................................  47
                      Section 11.6      Amendment................................................................  47
                      Section 11.7      Further Assurances.......................................................  47
                      Section 11.8      Language.................................................................  47
                      Section 11.9      Execution and Counterparts...............................................  47
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                                      -iii-

         THIS SHARE PURCHASE AGREEMENT is made August 8, 2002.

BETWEEN:

                  GLOBAL COMMUNICATIONS LIMITED, a corporation governed by the laws of Manitoba, (the "VENDOR")

                                     - and -

                  G. T. C. TRANSCONTINENTAL GROUP LTD., a corporation governed by the laws of Canada, (the "PURCHASER")

                                     - and -

                  CANWEST GLOBAL COMMUNICATIONS CORP., a corporation governed by the laws of Canada, ("CANWEST")

RECITALS:

A. The Vendor beneficially owns and controls all of the issued and outstanding shares of the corporations listed in Exhibit A, each of which is governed by the laws of Canada (the "COMPANIES").

B. The Vendor has agreed to sell to the Purchaser and the Purchaser has agreed to purchase from the Vendor all of the issued and outstanding shares and the Vendor's interest in the shareholder loans of the Companies, on the terms and conditions of this Agreement.


THEREFORE, the parties agree as follows:


                                   ARTICLE 1.

                  DEFINITIONS AND PRINCIPLES OF INTERPRETATION

SECTION 1.1       DEFINITIONS

         Whenever used in this Agreement, the following words and terms have the meanings set out below:

         "ACCOUNTS PAYABLE" means amounts due and owing by any of the Companies to Employees, traders, suppliers and other Persons in the ordinary course of business but, for certainty, not including the Shareholder Loans;

         "ACCOUNTS RECEIVABLE" means accounts receivable, bills receivable, trade accounts, book debts and insurance claims recorded as receivable in the books and records of any of the Companies and any other amount due to any of the Companies including any refunds and rebates, and the benefit of all security (including cash deposits), guarantees and other collateral held by any of the Companies;

         "ACCRUED LIABILITIES" means accrued liabilities of each of the Companies incurred in the ordinary course of business, including all Tax liabilities (whether as an actual liability for Taxes or an adequate provision for taxes not yet due or payable), liabilities associated with prepaid subscriptions, deferred circulation and advertising revenue, accruals for Employees (including vacation pay), customer rebates and allowances other than deferred income taxes but, for certainty, not including the Shareholder Loans;

         "AFFILIATE" has the meaning given in the Canada Business Corporations Act, as amended from time to time;

         "AGREEMENT" means this Share Purchase Agreement, including all schedules, and all amendments or restatements, as permitted, and references to "ARTICLE" or "SECTION" mean the specified Article or Section of this Agreement;

         "ARBITRATION PROCEDURES" means the procedures described in Schedule 1.1(a);

         "ARM'S LENGTH" means arm's length as defined in the Income Tax Act (Canada);

         "AUDITOR" means PricewaterhouseCoopers LLP, Chartered Accountants;

         "BALANCE SHEETS" means the unaudited balance sheet of each of the Companies as at December 31, 2001, forming part of the Financial Statements;

         "BENEFIT PLANS" means all plans, arrangements, agreements, programs, policies, practices or undertakings, to or by which any of the Companies or the Vendor is a party or bound or under which any of the Companies or the Vendor has any liability, relating to: (a) Pension Plans; (b) Insurance Plans; or (c) Compensation Plans, with respect to any Employees or former employees of any of the Companies (or any dependants or beneficiaries of any such Employees or former employees), other than Union Plans and Statutory Plans;

         "BUSINESS DAY" means any day, other than a Saturday or Sunday, on which the principal commercial banks in the Cities of Toronto and Winnipeg are open for commercial banking business during normal banking hours;

         "CANWEST/SOUTHAM INTELLECTUAL PROPERTY" means all intellectual property rights of CanWest and any of its Affiliates which (i) are used by more than one of CanWest's Affiliates (not comprising the Companies) and
         (ii) are not used principally by any of the Companies;

         "CLAIMS" means any claim, demand, action, cause of action, damage, loss, costs, grievances, complaints, liability or expense, including reasonable professional fees, legal fees on a solicitor and client basis and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

         "CLOSING" means the completion of the sale to and purchase by the Purchaser of the Purchased Shares under this Agreement;

         "CLOSING AGREEMENTS" means the Pension and Employee Benefits Plans agreement substantially in the form of that appended in Schedule A and the Transitional Services Agreement;

         "CLOSING DATE" means August 8, 2002 provided that, if Competition Act Approval shall not have been obtained by such date, the Closing Date shall be the earlier of August 30, 2002 and the third Business Day following receipt of Competition Act Approval, or such other date as the Parties may agree in writing as the date upon which the Closing shall take place;

         "CLOSING STATEMENT" has the meaning given in Section 3.3;

         "CLOSING TIME" means 10:00 o'clock a.m., Toronto time, on the Closing Date or such other time on such date as the Parties may agree in writing as the time at which the Closing shall take place;

         "CLOSING NET WORKING CAPITAL" has the meaning given in Section 3.1;

         "COLLECTIVE AGREEMENTS" means collective agreements and memoranda of settlement for the renewal of collective agreements with trade unions acting as bargaining agents for Employees by which any of the Companies is bound;

         "COMPANIES" has the meaning given it in Recital A;

         "COMPENSATION PLANS" means any and all employment benefits relating to bonus, commission, incentive pay or compensation, performance compensation, deferred compensation, profit sharing or deferred profit sharing, share purchase, share option, stock appreciation, phantom stock, vacation or vacation pay, sick pay, severance or termination pay, employee loans or separation from service benefits, or any other type of arrangement providing for compensation or benefits additional to base pay or salary;

         "COMPETITION ACT APPROVAL" means:

         (a) the issuance of an advance ruling certificate ("ARC") pursuant to Section 102 of the Competition Act (Canada) (the "Competition Act") by the Commissioner of Competition appointed under the Competition Act (the "Commissioner") to the effect that he is satisfied that he would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act with respect to the transactions contemplated by this Agreement; or

         (b) the waiver by the Commissioner under Section 113(c) of the Competition Act of the obligation to notify the Commissioner because substantially similar information was previously supplied in relation to a request for an ARC, or that the waiting period under Section 123 of the Competition Act has expired and the Purchaser shall not have been advised in writing by the Commissioner that the Commissioner has determined to make an application for an order under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement.

         "CONTENT" means all primed or electronic text, data, information and graphics included in any newspapers, magazines, publications, databases, archives or websites published or operated by or for any of the Companies;

         "CONTRACT" means any contract, license, lease, agreement, commitment, entitlement or engagement, written or oral, to which any of the Companies is a party or by which any of the Companies is bound or under which any of the Companies has, or will have, any liability or contingent liability, and includes any quotation, order or tender for any contract which remains open for acceptance and any warranty, guarantee or commitment (express or implied), including the Equipment Contracts;

         "EMPLOYEES" means those individuals employed or retained by the Companies on a full-time, part-time or temporary basis, including those employees on disability leave, parental leave or other authorized absence;

         "ENCUMBRANCE" means any pledge, lien, prior claim, hypothecation, charge, security interest, lease, title retention agreement, mortgage, restriction, development or similar agreement, easement, right-of-way, title defect, option or adverse claim, or encumbrance of any kind or character whatsoever, including the Hollinger ROFR;

         "ENVIRONMENT" means the natural environment as defined in any Environmental Laws and includes air, surface water, ground water, land surface, soil, subsurface strata and any sewer system;

         "ENVIRONMENTAL APPROVAL" means any approval, permit, certificate, license, authorization, consent, agreement, instruction, direction, registration, or approval issued, granted, conferred or required by a Governmental Authority pursuant to an Environmental Law with respect to the operations, business or assets of any of the Companies;

         "ENVIRONMENTAL LAWS" means those Laws relating to the Environment, and includes any Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, reuse, recycling, Release and disposal of Hazardous Substances, and excludes Occupational Health and Safety Laws;

         "EQUIPMENT CONTRACTS" means motor vehicle leases, equipment leases, conditional sales contracts, title retention agreements and other similar agreements relating to equipment used by any of the Companies;

         "ESTIMATED NET WORKING CAPITAL" means the Net Working Capital calculated on a combined basis using the internally prepared statement of current assets and current liabilities of each of the Companies as at the last day of the month immediately preceding the Closing Date;

         "FINANCIAL STATEMENTS" means (a) the unaudited financial statements of each of the Companies for the period ended December 31, 2001, and (b) the audited consolidated financial statements of (i) the Companies in the Maritime region and (ii) the Companies in Saskatchewan for the period ended December 31, 2001, in each case including the notes to such financial statements together with the report of the Auditors thereon; copies of which are annexed as Schedule 4.10;

         "FIXED ASSETS" means fixed assets, machinery, equipment (including any computer hardware and devices), fixtures, furniture, furnishings, vehicles, material handling equipment, implements, parts, tools, jigs, dies, moulds, patterns and tooling, owned or used or held by any of the Companies, including any which are in storage or in transit, and other tangible property and facilities used by any of the Companies whether located in or on the premises of any of the Companies or elsewhere;

         "GAAP" means the accounting principles recommended, from time to time, in the Handbook of the Canadian Institute of Chartered Accountants and, in respect of each of the Companies, the accounting policies of such particular Company, in all cases applied on a basis consistent with the basis used in connection with the preparation of the Financial Statements of such particular Company;

         "GOVERNMENTAL AUTHORITY" means any government, regulatory authority, governmental department, agency, commission, board, tribunal, dispute settlement panel or body, bureau, official, minister, Crown corporation, court or other law, rule or regulation making entity having or purporting to have jurisdiction on behalf of any nation, or province, state, municipal or other geographic or political subdivision thereof;

         "GOVERNMENTAL AUTHORIZATION" means any authorization, approval, including any Environmental Approval, certificate, order, consent, directive, notice, license, permit, variance, registration or similar right issued to or required by any of the Companies by or from any Governmental Authority;

         "GUARANTEES" means (i) the guarantee agreements by each of the Companies and each of its respective predecessors, each dated as of November 16, 2000 or November 22, 2000, made in favour of The Bank of Nova Scotia, as administrative agent, and concerning senior secured credit facilities of CanWest Media Inc., an Affiliate of CanWest and
         (ii) the guarantee provided by each of the Companies in connection with senior subordinated notes due in 2011 issued by CanWest Media Inc. pursuant to an Indenture dated as of May 17, 2001;

         "HAZARDOUS SUBSTANCE" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, prohibited substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws including any asbestos or asbestos-containing materials;

         "HOLLINGER ROFR" means the right of first refusal of Hollinger Inc. and certain of its Affiliates to acquire the assets of each of the Companies;

         "INTELLECTUAL PROPERTY" means all patents, copyrights, Trade-marks (including registrations of and applications for all of the foregoing in any jurisdiction and renewals, divisions, extensions and reissues, where applicable, relating thereto), trade secrets, confidential information, Technology, Content and all other intellectual property rights of any kind or nature owned or used by any of the Companies, other than CanWest/Southam Intellectual Property;

         "INSURANCE PLANS" means any and all employment benefits relating to disability or wage continuation during periods of absence from work (including short-term disability, long-term disability and workers' compensation), hospitalization, health, eye care, medical or dental treatments or expenses, life insurance, death or survivor's benefits and supplementary employment insurance, in each case regardless of whether or not such benefits are insured or self-insured;

         "INTER-AFFILIATE ACCOUNTS" has the meaning given it in Section 9.17;

         "INTEREST RATE" means the rate per annum equal to the rate quoted by the Canadian Imperial Bank of Commerce on the Closing Date as the reference rate of interest it uses for determining interest rates on Canadian dollar commercial loans in Canada and designated as such Bank's prime rate;

         "INVENTORIES" means the inventories of each of the Companies of every kind and nature and wheresoever situate, including inventories of raw materials, work-in-progress, finished goods and by-products, spare parts, operating supplies and packaging materials;

         "LAWS" means any requirements of any Governmental Authority having the force of law, including applicable laws, statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, treaties, notices, directions and judicial, arbitral, administrative, ministerial or departmental judgements or awards;

         "LEASED REAL PROPERTY" means premises used by any of the Companies which are leased, subleased, licensed or otherwise occupied by any of the Companies and the interest of any of the Companies in all fixtures and improvements situate on or forming part of such premises;

         "LENDERS" means the lenders to CanWest and/or its Affiliates under its senior secured lending facility, its senior subordinated notes and its subordinated notes;

         "MATERIAL ADVERSE EFFECT" means any condition, event or development which is or reasonably could be expected to result in or represent a material adverse effect or change, individually or in the aggregate, on or in the financial condition, assets, business, operations or prospects, results of operations, liabilities or rights of a Person or which has a significant adverse effect on the value of the business of such Person, other than those resulting from industry-wide conditions or general economic conditions affecting the industry in which the businesses of the Person is carried on;

         "MATERIAL CONTRACT" means any (a) Collective Agreement; (b) Real Property Lease in respect of which the annual rent exceeds $25,000; (c) Intellectual Property license; (d) Pension Plan; and (e) Contract (i) involving a one-time cost or annual payments to or by any of the Companies in excess of $25,000, (ii) involving rights or obligations of any of the Companies that may reasonably extend beyond one (1) year which cannot be terminated without penalty on less than three (3) months notice and which has annual payments in excess of $25,000, (iii) which is outside the ordinary course of business, or (iv) containing any material restriction on the ability of any of the Companies to carry on its business;

         "NET WORKING CAPITAL" means the aggregate value of all Accounts Receivable of all of the Companies, less a proper and reasonable allowance for doubtful accounts (consistent with the allowances taken in the Balance Sheets); plus the aggregate value of all Inventories of all of the Companies; plus the aggregate value of prepaid expenses of all of the Companies; plus the aggregate amounts of all cash and cash equivalents of the Companies; less the aggregate value of all Accounts Payable and Accrued Liabilities of all of the Companies, the whole as determined in accordance with GAAP. For greater certainty, the Net Working Capital can be a negative or a positive amount;

         "NOTICE" has the meaning given in Section 11.3;

         "OCCUPATIONAL HEALTH AND SAFETY LAWS" means all Laws relating in full or in part to the protection of employee or worker health and safety;


         "OPERATIONAL SERVICES AGREEMENTS" means the following agreements, each dated as of April 30, 2002 (a) the Advertising Representation Agreement between CanWest Media Sales Limited and each of the Companies; (b) the Southam News Agreement between Southam Publications Inc. and each of the Companies in the Maritime region; (c) the Southam Editorial Services Agreement between Southam Publications Inc. and each of the Companies; (d) the Electronic Distribution Agreement between Infomart Limited and each of the Companies; (e) the canada.com Services Agreement between canada.com New Media Inc. and each of the Companies;
         (f) the National Post Distributorship Agreement between The National Post Company and each of Charlottetown Guardian Group Inc., Halifax Daily News Group Inc., and Newfoundland Newspapers Group Inc., and (g) the National Post Printing Agreement between The National Post Company and each of Halifax Daily News Group Inc., and Newfoundland Newspapers Group Inc.;

         "OWNED REAL PROPERTY" means real property owned by any of the Companies including all fixtures and improvements situate on or forming part of such real property;

         "PARTIES" means the Vendor and the Purchaser collectively, and "Party" means any one of them;

         "PENSION PLANS" means all benefit plans relating to retirement or retirement savings including pension plans, pensions or supplemental pensions, "registered retirement savings plans" (as defined in the Income Tax Act (Canada)), "registered pension plans" (as defined in the Income Tax Act (Canada)) and "retirement compensation arrangements" (as defined in the Income Tax Act (Canada)) including SERAs;

         "PERMITTED ENCUMBRANCES" means the Encumbrances listed in Schedule 1.1(b);

         "PERSON" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority, and where the context requires, any of the foregoing when acting as trustee, executor, administrator or other legal representative;

         "PURCHASE PRICE" has the meaning given in Section 3.1;

         "PURCHASED SHARES" means all of the issued and outstanding shares in the capital of each of the Companies;

         "REAL PROPERTY" means the Owned Real Property and the Leased Real Property;

         "REAL PROPERTY LEASES" means all agreements to lease, leases, subleases or licences or other agreements or rights pursuant to which any of the Companies uses or occupies the Leased Real Property;

         "RELEASE" has the meaning prescribed in any Environmental Laws and includes, any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction, whether accidental or intentional;

         "REMEDIAL ORDER" means any administrative complaint, direction, order or sanction issued, filed, imposed or threatened by any Governmental Authority pursuant to any Environmental Laws and includes, any order requiring investigation or remediation of any site or any remediation or clean-up of any Hazardous Substance, or requiring that any Release or any other activity be reduced, modified or eliminated or requiring any form of payment or co-operation be provided to any Governmental Authority;

         "SERA" means a supplemental executive retirement arrangement;

         "SHAREHOLDER LOANS" means the indebtedness of each of the Companies to the Vendor pursuant, in respect of each of the Companies, to a note dated November 3, 2000, including all principal and interest owing thereon;

         "STATUTORY PLANS" means statutory benefit plans with which any of the Companies is required to comply, including the Canada Pension Plan and plans administered pursuant to applicable health tax, workers' compensation and unemployment insurance legislation;

         "TAX RETURNS" has the meaning given it in Section 4.30;

         "TAX" or "TAXES" means taxes, duties, fees, premiums, assessments, reassessment, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Quebec and other government pension plan premiums or contributions;

         "TECHNOLOGY" means any computer software and hardware, equipment, device, tool, method, process, procedure, technique, formula, design, plan, technical information, research data, discovery, know-how, concept or invention, whether or not patentable, and any other subject matter of a technical or functional nature, owned or used by any of the Companies but not including any CanWest/Southam Intellectual Property;

         "TRADE-MARKS" means trade-marks, brand names, business names, internet domain names, trade names, slogans, URLs, designs, graphics and logos, and other indicia of origin, whether or not registered, owned or used by any of the Companies, but not including any CanWest/Southam Intellectual Property used by the Companies;

         "TRANSITIONAL SERVICES AGREEMENT" has the meaning given it in Section 9.14;

         "UNION PLANS" means benefit plans which are or are required to be established and maintained pursuant to a Collective Agreement and which are not maintained or administered by the Companies or any of their Affiliates.

SECTION 1.2       CERTAIN RULES OF INTERPRETATION

         In this Agreement:

         (a) CONSENT - Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

         (b) CURRENCY - Unless otherwise specified, all references to money amounts are to lawful currency of Canada.

         (c) GOVERNING LAW - This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

         (d) HEADINGS - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

         (e) INCLUDING - Where the word "including" or "includes" is used in this Agreement, it means "including (or includes) without limitation".

         (f) NO STRICT CONSTRUCTION - The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

         (g) NUMBER AND GENDER - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

         (h) SEVERABILITY - If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

         (i) STATUTORY REFERENCES - A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

         (j) TIME - Time is of the essence in the performance of the Parties' respective obligations.

         (k) TIME PERIODS - Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

         (l) GAAP - All accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with
                  GAAP.

         (m) KNOWLEDGE - Reference to the knowledge of the Vendor means (i) the actual knowledge, information and belief of Robert Calvert and Donald Babick and (ii) the knowledge, information and belief any of Robert Calvert and Donald Babick would have obtained after making reasonable inquiry of the relevant senior management of the Companies and relevant senior management of CanWest with respect to the particular matter in question.

         (n) MADE AVAILABLE - Any reference to information or materials being made available by the Vendor to the Purchaser shall mean that such information or materials were placed in the due diligence data room at the offices of Osler, Hoskin & Harcourt LLP, counsel to the Vendor, or provided directly to the Purchaser by CanWest or its Affiliates or any of their respective representatives.

         (o) MARITIMES - Reference to the "Maritimes" or the "Maritime provinces" means any or all, as the case may be, of Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador.

SECTION 1.3       ENTIRE AGREEMENT

         This Agreement, together with the agreements and other documents required to be delivered pursuant to this Agreement, constitutes the entire agreement between the Parties and set out all the covenants, promises, warranties, representations, conditions, understandings and agreements between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document required to be delivered pursuant to this Agreement.

SECTION 1.4       SCHEDULES

         The schedules to this Agreement, as listed below, are an integral part of this Agreement:


SCHEDULE                      DESCRIPTION
--------                      -----------
Schedule A                    Form of Pension and Employee Benefits Plans
                              Agreement

SCHEDULE                      DESCRIPTION
--------                      -----------
Schedule 1.1(a)               Arbitration Procedures

Schedule 1.1(b)               Permitted Encumbrances

Schedule 3.5                  Allocation of Purchase Price

Schedule 4.4                  Capitalization

Schedule 4.5                  CanWest Assets

Schedule 4.10                 Financial Statements

Schedule 4.18                 Governmental Authorizations

Schedule 4.19                 Intellectual Property

Schedule 4.20                 Owned Real Property

Schedule 4.21                 Leased Real Property

Schedule 4.23                 Environmental Matters

Schedule 4.24                 Employment Matters

Schedule 4.26                 Pension and Benefit Plans

Schedule 4.28                 Material Contracts

Schedule 4.29                 Litigation

Schedule 4.30                 Tax Matters

Schedule 4.33                 Shareholder Loans

Schedule 9.15                 Amendments to Operational Services Agreements

                                   ARTICLE 2.

                                PURCHASE AND SALE

SECTION 2.1       ACTION BY VENDOR AND PURCHASER

         Subject to the provisions of this Agreement, at the Closing Time:

         (a) PURCHASE AND SALE OF PURCHASED SHARES - the Vendor shall sell and the Purchaser shall purchase the Purchased Shares and the Vendor's rights under the Shareholder Loans;

         (b) PAYMENT OF PURCHASE PRICE - the Purchaser shall pay the Purchase Price to the Vendor as provided in Sections 3.2 and 3.3;

         (c) TRANSFER AND DELIVERY OF THE PURCHASED SHARES AND SHAREHOLDER LOANS - the Vendor shall transfer and deliver to the Purchaser
                  (i) share certificates representing the Purchased Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, and shall take such steps as shall be necessary to cause each of the Companies to enter the Purchaser or its nominee(s) upon the books of each of the Companies as the holder of the Purchased Shares and to issue one or more share certificates to the Purchaser or its nominee(s) representing the Purchased Shares; and (ii) an assignment of the Vendor's rights under the Shareholder Loans; and

         (d) OTHER DOCUMENTS - the Vendor and Purchaser shall deliver such other documents as may be necessary to complete the transactions provided for in this Agreement.

SECTION 2.2       PLACE OF CLOSING

         The Closing shall take place at the Closing Time at the offices of Osler, Hoskin & Harcourt LLP, counsel to the Vendor, located at 1 First Canadian Place, Toronto, Ontario, or at such other place as may be agreed upon by the Vendor and the Purchaser.

SECTION 2.3       TENDER

         Any tender of documents or money under this Agreement may be made upon the Parties or their respective counsel and money may be tendered by official bank draft drawn upon a Canadian chartered bank or by negotiable cheque payable in Canadian funds and certified by a Canadian chartered bank or trust company or, with the consent of the Party entitled to payment, by wire transfer of immediately available funds to the account specified by that Party.

                                   ARTICLE 3.

                                 PURCHASE PRICE

SECTION 3.1       PURCHASE PRICE

         The amount payable by the Purchaser for the Purchased Shares and the Vendor's rights under the Shareholder Loans (the "PURCHASE PRICE") shall be the amount of $255 million, plus (or minus, as the case may be) the amount of the Net Working Capital as at the close of business on the Closing Date (the "CLOSING NET WORKING CAPITAL").

SECTION 3.2       SATISFACTION OF PURCHASE PRICE

         Subject to Section 3.3, the Purchaser shall pay and satisfy the Purchase Price by payment to the Vendor at the Closing Time of $255 million plus (or minus, as the case may be) an amount equal to the Estimated Net Working Capital and payment, if applicable, to the Vendor of the balance, if any, in accordance with Section 3.3. The Vendor shall provide Notice of the Estimated Net Working Capital to the Purchaser no later than three Business Days prior to Closing.

SECTION 3.3       NET WORKING CAPITAL ADJUSTMENT

         As soon as reasonably practical after the Closing Date and in any event not later than sixty (60) days thereafter, the Vendor shall prepare and deliver to the Purchaser an audited statement of the assets and liabilities of the Companies, including a statement of the Closing Net Working Capital ("CLOSING STATEMENT") (but, for certainty, not including any audit of the retained earnings of the Companies). The Vendor and the Purchaser and their respective auditors shall cooperate in the preparation of the Closing Statement. Subject to
Section 3.4, within ten (10) days after delivery by the Vendor to the Purchaser of the Closing Statement, if the Closing Net Working Capital exceeds the Estimated Net Working Capital, the Purchaser shall pay to the Vendor the amount of the excess and if the Closing Net Working Capital is less than the Estimated Net Working Capital then the Vendor shall pay the Purchaser the amount of the difference. The amounts paid as adjustments under this Section 3.3 shall be paid together with an additional amount compounded monthly from the Closing Date to the date of payment at a rate of interest equal to the Interest Rate. For purposes of determining the Closing Net Working Capital, in respect of any Accounts Receivable from any Affiliate of CanWest other than the Companies, such Accounts Receivable shall not include any amounts which (a) are overdue as of the Closing Date, applying for those purposes the payment terms of the Operational Services Agreements as amended and restated as of the Closing Date; or (b) are not receivable in connection with services provided under the Operational Services Agreements or Closing Agreements.

SECTION 3.4       OBJECTION TO CLOSING STATEMENT

         (a) DELIVERY OF OBJECTION NOTICE - In the event that the Purchaser objects in good faith to any aspect of the Closing Statement, the Purchaser shall so advise the Vendor by delivery to the Vendor of a written notice (the "OBJECTION NOTICE") within fifteen (15) days after the delivery to the Purchaser of the Closing

                  Statement. The Objection Notice shall set out the reasons for the Purchaser's objection, as well as the amount under dispute and reasonable details of the calculation of such amount. Any amount not in dispute must be paid in the manner set forth in
                  Section 3.3.

         (b) AGREEMENT OF PARTIES - In the event that the Parties agree on a resolution of the dispute set out in the Objection Notice, the Parties shall confirm this resolution in writing and shall thereafter be bound by such resolution.

         (c) ARBITRATION - In the event that the Parties are unable to settle any dispute with respect to the Closing Statement within fifteen (15) days after the delivery by the Purchaser to the Vendor of the Objection Notice, the dispute shall forthwith, and in any event within thirty (30) days after the delivery by the Purchaser to the Vendor of the Objection Notice, be referred to an international accounting firm with no recent connection to either of the Parties to be chosen by lot as arbitrator. The arbitration shall, except to the extent provided for in this Section 3.4(c), be conducted in Toronto in accordance with the Arbitration Procedures. Arbitration under this Section 3.4(c) shall be in substitution for and precludes the bringing of any action in any court in connection with any objection made by the Purchaser pursuant to this Section 3.4(c).

         (d) DETERMINATION OF ARBITRATOR - The determination of the arbitrator shall be made within thirty (30) days after the date on which the dispute was referred to it and the determination of the arbitrator shall be final and binding on all Parties. The Closing Statement and the Purchase Price shall be adjusted in accordance with the determination of the arbitrator.

         (e) PAYMENT IN ACCORDANCE WITH DETERMINATION - Within five (5) days after resolution, by agreement of the Parties, of the dispute which was the subject of the Objection Notice or, failing such resolution, within five (5) days after the final determination of the arbitrator, the Vendor or the Purchaser, as the case may be, shall pay to the other the amount by which the Purchase Price is to be adjusted as a result of such resolution or final determination in the manner contemplated by Section 3.3.

SECTION 3.5       ALLOCATION OF PURCHASE PRICE

         The Purchase Price shall be allocated in accordance with the provisions of Schedule 3.5. The Vendor and the Purchaser agree to report the purchase and sale of the Purchased Shares and the Vendor's rights under the Shareholder Loans, in any returns required to be filed under the Income Tax Act (Canada) and other taxation statutes in accordance with the provisions of Schedule 3.5.

                                   ARTICLE 4.

                  REPRESENTATIONS AND WARRANTIES OF THE VENDOR

         The Vendor represents and warrants to the Purchaser, the matters set out below.

SECTION 4.1       INCORPORATION AND REGISTRATION

         Each of the Companies is a corporation duly continued and validly existing under the laws of Canada and has all necessary corporate power, authority and capacity to own its property and assets and to carry on its business as presently conducted. Neither the nature of the business of each of the Companies nor the location or character of the property owned or leased by each of the Companies requires it to be registered, licensed or otherwise qualified as an extra-provincial or foreign corporation in any jurisdiction and other than jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on the Company that is not registered, licensed or otherwise qualified.

SECTION 4.2       RESIDENCE OF THE VENDOR

         The Vendor is not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

SECTION 4.3       RIGHT TO SELL

         The Vendor is a corporation duly continued and validly existing under the laws of Manitoba. The Vendor is the sole beneficial and registered owner of the Purchased Shares and of the Vendor's rights under the Shareholder Loans free and clear of all Encumbrances other than the Permitted Encumbrances. The Vendor has the exclusive right to dispose of the Purchased Shares and the Vendor's rights under the Shareholder Loans as provided in this Agreement and such disposition will not violate, contravene, breach or offend against in any material respect or result in any material default under any indenture, mortgage, lease, agreement, obligation, commitment, instrument, charter or by-law provision, order, judgment, decree, licence, permit or Laws, to which the Vendor is a party or subject or by which the Vendor is bound or affected other than under the Permitted Encumbrances which will be discharged prior to Closing. The Purchased Shares are not subject to the terms of any shareholders agreement or unanimous shareholder declaration.

SECTION 4.4       CAPITALIZATION

         The authorized and issued share capital of each of the Companies is as set forth in Schedule 4.4. All of the Purchased Shares have been duly created, authorized and validly issued and are outstanding as fully paid and non-assessable shares. No options, warnings or other rights to purchase shares or other securities (issued or unissued) of any of the Companies and no securities or obligations convertible into or exchangeable for shares or other securities (issued or unissued) of any of the Companies have been authorized or agreed to be issued or are outstanding, other than the Hollinger ROFR.

SECTION 4.5       TITLE TO THE ASSETS

         Except as identified in Schedule 4.5, each of the Companies is the sole beneficial and legal owner of all of the assets, whether real or personal, tangible and intangible (other than the Intellectual Property), and which are
(i) reflected on its Balance Sheet, or (ii) acquired after the date of such Balance Sheet, except for those assets sold for fair value in the ordinary course of business after the Balance Sheet date, with good valid title, free and clear of all Encumbrances other than Permitted Encumbrances. All of the tangible assets of the Companies are located in or on the Real Properties and all of the tangible assets located in or on the Real Properties are owned or leased by one of the Companies, except for those assets identified in Schedule 4.5. In particular, without limiting the generality of the foregoing, there has been no assignment, subletting or granting of any licence (of occupation or otherwise) of or in respect of any of the Companies' assets or any granting of any agreement or right capable of becoming an agreement or option for the purchase of any of such assets other than (a) pursuant to the provisions of, or as disclosed in, this Agreement, or (b) by reason of certain Permitted Encumbrances which will be discharged prior to Closing.

SECTION 4.6       DUE AUTHORIZATION

         The Vendor has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Vendor.

SECTION 4.7       ENFORCEABILITY OF OBLIGATIONS

         This Agreement constitutes a valid and binding obligation of the Vendor enforceable against it in accordance with its terms.

SECTION 4.8       ABSENCE OF CONFLICTING AGREEMENTS

         Except for the Permitted Encumbrances, and the requirement for Competition Act Approval, none of the Companies is a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, obligation, instrument, charter or by-law provision, order, judgment, decree, licence, Laws or Governmental Authorizations which (a) would be violated, contravened, breached in any material respect by, or (b) under which a material default would occur or an Encumbrance would be created as a result of, or (c) under which any third party would have the right to terminate, modify or accelerate any material obligation thereunder as a result of, or (d) would require any material authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with (in this section, a "Consent"), any Person, as a result of the execution and delivery of this Agreement or any other agreement to be entered into under the terms of this Agreement, or the performance by the Vendor or of any of the Companies of any of its obligations under this Agreement or any other agreement to be entered into under the terms of this Agreement.

SECTION 4.9       REGULATORY APPROVALS

         Other than Competition Act Approval, no approval, order, consent of or filing with any Governmental Authority is required on the part of the Vendor or any of the Companies in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement or the performance of the Vendor's obligations under this Agreement or any other documents and agreements to be delivered under this Agreement.

SECTION 4.10      FINANCIAL STATEMENTS


         The Financial Statements have been prepared in accordance with GAAP and present fairly:


         (a) the assets, liabilities and financial position as at December 31, 200l; and

         (b) the sales, earnings, results of operations and (in the case of the audited statements) changes in financial position for the twelve month period ended December 31, 2001.

         True, correct and complete copies of the Financial Statements are attached as Schedule 4.10.

SECTION 4.11      ABSENCE OF UNDISCLOSED LIABILITIES

         None of the Companies has incurred any liabilities or obligations which is required by GAAP to be disclosed on a balance sheet or in the notes thereto (whether accrued, absolute, contingent or otherwise) which continue to be outstanding, except as disclosed in the Financial Statements or those incurred in the ordinary course of business since the date of the Balance Sheets and which will be disclosed on the Closing Statement.

SECTION 4.12      ABSENCE OF CHANGES AND UNUSUAL TRANSACTIONS

         Since the date of the Balance Sheets, except as set out in or contemplated by this Agreement:

         (a) there has not been any material change in the financial condition, or operations of any of the Companies other than changes in the ordinary course of business, or changes affecting all industry participants;

         (b) there has not been any damage, destruction, loss, labour dispute, organizing drive, application for certification or other event, development or condition of any character (whether or not covered by insurance) that has had or is likely to result in a Material Adverse Effect on any of the Companies;

         (c) none of the Companies has transferred, assigned, sold or otherwise disposed of any of its assets including any of those shown or reflected in the Balance Sheets or cancelled any debts or entitlements except, in each case, in the ordinary course of business and consistent with past practices;

         (d) none of the Companies has granted any bonuses or made any general wage or salary increases in respect of its Employees, other than as provided for in the Collective Agreements, or changed the terms of employment for any Employee, except in the ordinary course of business and consistent with past practice;

         (e) as of the date of this Agreement, none of the Companies has entered into or agreed to enter into any collective agreement or other agreement or understanding concerning the renewal of any collective agreement with any bargaining agent for Employees;

         (f) except as disclosed as a Permitted Encumbrance, none of the Companies has mortgaged, pledged, hypothecated, subjected to lien, granted a security interest in or otherwise encumbered any of its assets or property, whether real or personal, tangible or intangible;

         (g) except for the advances or transfers of cash from the Companies to the Vendor, none of the Companies, directly or indirectly, has declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its shares nor have any of them, directly or indirectly, purchased or otherwise acquired any of its shares;

         (h) none of the Companies has made, incurred or assumed any commitment, obligation or liability which is outside the ordinary course of business or not consistent with its past practices;

         (i) none of the Companies has modified its constating instruments, by-laws or capital structure;

         (j) none of the Companies has incurred any indebtedness, obligation or liability which is required by GAAP to be disclosed on a balance sheet or in the notes thereto, other than Accounts Payable and Accrued Liabilities that will be fully disclosed on the Closing Statement; and

         (k) none of the Companies has authorized, agreed or otherwise become committed to do any of the foregoing.

SECTION 4.13      ABSENCE OF GUARANTEES

         Except in respect of Permitted Encumbrances which will be discharged on or prior to Closing, none of the Companies has given or agreed to give, or is a party to or bound by, any guarantee, surety or indemnity in respect of indebtedness, or other obligations, of any Person, or any other commitment by which it is, or is contingently, responsible for such indebtedness or other obligations.

SECTION 4.14      CONDITION OF ASSETS

         To the knowledge of the Vendor, other than Fixed Assets which are under construction, the Fixed Assets taken as a whole are in good condition, repair and (where applicable) proper working order, having regard to their use and age, normal wear and tear excepted.

SECTION 4.15      INVENTORIES

         All Inventories are valued on the books of the Companies at cost. Inventories are merchantable or usable and are in quantities usable or saleable in the ordinary course of business.

SECTION 4.16      COLLECTIBILITY OF ACCOUNTS RECEIVABLE

         The Accounts Receivable are good and collectible at the aggregate recorded amounts, except to the extent of any reserves provided for such accounts in the books and records of the Companies and are not subject to any defence, counterclaim or set off which has been asserted in writing. The reserves provided for such accounts are consistent with those reflected in the Financial Statements.

SECTION 4.17      BUSINESS IN COMPLIANCE WITH LAW

         To the knowledge of the Vendor, the operations of each of the Companies have been since November 15, 2000 and are now conducted in compliance, in all material respects, with all Laws of each jurisdiction in which the Companies carry on or have carried on business. None of the Companies has received any notice of any alleged violation of any such Laws which has not been cured.

SECTION 4.18      GOVERNMENTAL AUTHORIZATIONS

         To the knowledge of the Vendor, (a) the Governmental Authorizations listed in Schedule 4.18 are all the material authorizations required by each of the Companies to enable it to carry on its business in material compliance with all Laws; (b) such Governmental Authorizations are in full force and effect in accordance with their terms; and (c) there have been no material violations of such Governmental Authorizations and no proceedings are pending or, to the knowledge of the Vendor, threatened, which could result in their revocation or limitation.

SECTION 4.19      INTELLECTUAL PROPERTY

         (a) Schedule 4.19 sets forth a complete list and brief description of all Intellectual Property which has been registered by or on behalf of each of the Companies or for which applications for registration have been filed (the "LISTED INTELLECTUAL PROPERTY").

         (b) The registrations of Listed Intellectual Property are valid and subsisting. All applications for Listed Intellectual Property have been duly filed and are being diligently prosecuted and, to the knowledge of the Vendor, there is no material objection or opposition to registration of such Intellectual Property. None of the Companies registers copyrights in the normal course of operations. The practice of each of the Companies with respect to registering or applying to register Intellectual Property is consistent with practices generally prevailing in the newspaper publishing industry in Canada.

         (c) Except as disclosed in Schedule 4.19, each of the Companies is the beneficial owner of all right, title and interest in and to the Intellectual Property except for any Intellectual Property licensed to the Companies. The Intellectual Property which is not owned by the Companies is being used by the Companies only with the consent of or licence from the rightful owner and all such licences are in full force and effect.

         (d) Schedule 4.19 sets forth an accurate and complete list of (i) all material licences or other agreements with third persons pursuant to which the Companies have acquired rights to use Intellectual Property owned by third persons, and (ii) all material licences or other agreements pursuant to which the Companies have granted any third Persons the right to use any Intellectual Property owned by the Companies. All such material licences and agreements are in writing, valid and binding on the other parties to such agreements and except as disclosed in Schedule 4.19, assignable to the Purchaser. Copies of all material third party licences have been delivered to the Purchaser.

         (e) Except as disclosed in Schedule 4.19, the Intellectual Property owned or used by each of the Companies is in full force and effect in all material respects and none of such Intellectual Property that is material to the business of any of the Companies has been used or enforced or failed to be used or enforced in a manner that would result in its abandonment, cancellation or unenforceability.

         (f) Except as disclosed in Schedule 4.19, there is no material claim of adverse ownership, invalidity or other opposition to or conflict with any Intellectual Property owned by any of the Companies nor of any pending or, to the knowledge of the Vendor, threatened material claim against any of the Companies relating to the Intellectual Property.

         (g) Except as disclosed in Schedule 4.19 or in any other schedule to this Agreement, none of the products or services which any of the Companies produces, uses, sells or distributes, the processes, methods, or materials used by any of the Companies, including the Content, or the use of any of the Intellectual Property by any of the Companies (1) to the knowledge of the Vendor breaches, violates, infringes or interferes with any intellectual property rights of any third Person in any material respect or (2) requires any material payment for the use of any intellectual property right of a third Person (except for payment for Content to third Party providers of Content in the ordinary course of business).

         (h) Except as disclosed in Schedule 4.19, the Listed Intellectual Property together with the Intellectual Property being the subject matter of the Material Contracts and the licences or other agreements listed in Schedule 4.19 constitute all of the intellectual property rights necessary for the operation by each of the Companies of its business as presently operated, including without limitation the production, use, sale, distribution and other commercial exploitation of all products and services of each of the Companies and constitute all of the intellectual property rights necessary to operate such business after the Closing in substantially the same manner as such business heretofore has been operated by each of the Companies.

SECTION 4.20      OWNED REAL PROPERTY

         Schedule 4.20 sets forth a complete list of the Owned Real Property. One of the Companies is the legal and beneficial owner of the Owned Real Property with a good and valid title thereto, free and clear of all Encumbrances other than Permitted Encumbrances.

SECTION 4.21      LEASED REAL PROPERTY

         (a) Schedule 4.21 sets forth a complete list of the Leased Real Property by reference to municipal address and Real Property Leases by reference to all relevant documents including details of parties thereto and dates of documents.

         (b) The Real Property Leases have not been altered or amended except as set out in Schedule 4.21 and are in full force and effect.

         (c) There are no material agreements or understandings between the landlord and tenant, or sublandlord and subtenant, or other relevant parties, other than as contained in the Real Property Leases, pertaining to the rights and obligations of the parties thereto relating to the use and occupation of the Leased Real Property.

         (d) All interests held by each of the Companies as lessee or occupant under the Real Property Leases are free and clear of all Encumbrances other than Permitted Encumbrances.

         (e) All payments required to be made by each of the Companies pursuant to the Real Property Leases have been paid and none of the Companies has been notified in writing or, to the knowledge of the Vendor, in any other manner by any landlord or other relevant party that it is in default in any material respect in meeting any of its obligations under any of the Real Property Leases.

         (f) To the knowledge of the Vendor, none of the landlords or sublandlords under any of the Real Property Leases is in default in any material respect in meeting any of its obligations under Real Property Leases to which it is a party.

         (g) None of the Companies has any option, right of first refusal or other contractual right relating to the Leased Real Property, other than as set out in the Real Property Leases.

SECTION 4.22      REAL PROPERTY GENERALLY

         (a) The improvements and fixtures situated on the Real Property are in good condition and repair, having regard to their use and age, normal wear and tear excepted.

         (b) Each of the Companies has such rights of entry and exit to and from the Real Property as are reasonably necessary to carry on its business upon the Real Property as it is currently carried on.

         (c) No written Notice has been received by any of the Companies alleging that any Person has any right to purchase any of the Real Property, and no Person other than the Companies is using or has any right to use, as tenant, or is in possession or occupancy of, any part of such Real Property.

         (d) Except for the Permitted Encumbrances, none of the Companies has granted any option, right of first refusal or other contractual rights with respect to the acquisition of any of the Real Property.

         (e) Except for the Permitted Encumbrances, none of the Companies has entered into any agreement to sell, transfer, encumber, or otherwise dispose of or impair the right, title and interest of the Companies in and to the Real Property.

         (f) No part of the Real Property is subject to any building or use restriction that restricts or would restrict in any material respect or prevent the use and operation of the Real Property as it has been used or operated in the ordinary course in the past by the Companies.

         (g) All accounts for work and services performed or materials placed or furnished upon or in respect of the construction and completion of any of the buildings, improvements or other structures constructed on the Real Property have been fully paid and no one is entitled to claim a lien under the Construction Lien Act (Ontario) or other similar legislation in other provinces for such work performed by or on behalf of the Companies.

         (h) There are no matters affecting the right, title and interest of any of the Companies in and to the Real Property which, in the aggregate, would materially and adversely affect the ability of any of the Companies after the Closing Date, to carry its business upon the Real Property as it has been carried on in the ordinary course in the past.

SECTION 4.23      ENVIRONMENTAL MATTERS


         Except as disclosed or indicated in any of the environmental reports or other materials listed in Schedule 4.23:


         (a) To the knowledge of the Vendor, all operations of the Companies conducted on the Real Property and the Real Property itself while occupied by the Companies have been and are now in material compliance with all Environmental Laws and any Release by the Companies of any Hazardous Substance into the Environment complied and complies in all material respects with all Environmental Laws.

         (b) To the knowledge of the Vendor, all material Environmental Approvals have been obtained, are valid and in full force and effect, have been and are being complied with in all material respects and there have been and are no proceedings commenced or, to the knowledge of the Vendor, threatened to revoke or amend any material Environmental Approval.

         (c) None of the Companies or any of their operations are or have been the subject of any Remedial Order nor, to the knowledge of the Vendor, has any threat of any such Remedial Order been made and, to the knowledge of the Vendor, there is no circumstance or basis for such Remedial Order to be issued.

         (d) None of the Companies has been prosecuted for or convicted of any offence under any Environmental Law, nor has any of the Companies been found liable in any proceeding to pay any fine, penalty, damages, amount or judgment to any Person as a result of any Release or threatened Release or as a result of the breach of any Environmental Law and, to the knowledge of the Vendor, there is no basis for any such proceeding or action.

         (e) To the knowledge of the Vendor, except in material compliance with Environmental Laws, no part of the Real Property or any other of the assets of any of the Companies have been used by any other Person as a landfill or for the disposal of waste or Hazardous Substance.

         (f) To the knowledge of the Vendor, except in material compliance with Environmental Laws, no asbestos or asbestos containing materials are used, stored or otherwise present in or on the Real Property or any other assets of the Companies and no equipment, waste or other material containing polychlorinated biphenyls (PCBs) are used, stored or otherwise present in or on the Real Property or any other assets of the Companies.

         (g) All material environmental data and studies (including the results of any environmental audit assessment or environmental management system) which may disclose a materially adverse condition in respect of the Real Property in the possession of the Vendor or any of the Companies have been delivered or made available to the Purchaser.

         (h) To the knowledge of the Vendor, no Hazardous Substance is in, on or under the Real Property or any other assets of the Companies at concentrations which exceed any applicable standards under Environmental Law.

         (i) To the knowledge of the Vendor, there are no underground storage tanks ("USTs") on the Real Property.

         (j) To the knowledge of the Vendor, there is no Hazardous Substance originating from any neighbouring or adjoining properties which has migrated onto, into or under or is migrating towards any of the Real Property or any other assets of the Companies at concentrations which exceed any applicable standards under Environmental Law.

         (k) To the knowledge of the Vendor, there is no Hazardous Substance originating from any of the Real Property or any other assets of the Companies which has migrated onto, or is migrating towards any neighbouring and/or adjoining properties concentrations which exceed any applicable standards under Environmental Law.

Notwithstanding anything else in this Agreement, the representations and warranties made in this Section 4.23 are the exclusive and only representations and warranties made to the Purchaser pertaining to the Environment or compliance with Environmental Laws.

SECTION 4.24      EMPLOYMENT MATTERS

         (a) A complete list of the Employees together with their titles, service dates and base salaries has been made available to the Purchaser. Except as disclosed in Schedule 4.24, no Employee is on short-term or long-term disability leave, parental leave or receiving benefits pursuant to the Workplace Safety and Insurance Act (Ontario) or similar workers' compensation legislation in other jurisdictions.

         (b) There are no contracts of employment which are not terminable on the giving of reasonable notice in accordance with applicable Law, nor are there any Employees with contracts of employment providing for cash or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement.

         (c) Except for the Benefit Plans or as disclosed in Schedule 4.24, there are no employment policies or plans, which are binding upon any of the Companies.

         (d) Each of the Companies has been, since November 15, 2000 and is being operated in material compliance with all Laws relating to employees, including employment standards, Occupational Health and Safety Laws, workers compensation legislation, human rights, labour relations, and pay equity. There have been no material Claims nor, to the knowledge of the Vendor, are there any threatened material complaints or investigations under employment-related Laws against any of the Companies.

         (e) All current assessments under the Workplace Safety and Insurance Act (Ontario) and any similar workers' compensation legislation in other provinces in relation to each of the Companies and all of their respective contractors and subcontractors have been paid or accrued and none of the Companies has been subject to any special or penalty assessment under such legislation which has not been paid.

SECTION 4.25      COLLECTIVE AGREEMENTS

         (a) Current and complete copies of all Collective Agreements have been made available to the Purchaser.

         (b) There are no outstanding or, to the knowledge of the Vendor, threatened unfair labour practices or complaints or applications of any kind, including any proceedings which could result in certification of a trade union as bargaining agent for any Employees of any of the Companies, not already covered by the Collective Agreements.

         (c) As of the date of this Agreement, there is no strike, slowdown, picketing, work stoppage or lock out occurring or, to the knowledge of the Vendor, affecting any of the Companies.

         (d) Except as disclosed in Schedule 4.24, none of the Companies has any pending arbitration cases that might materially affect its employment cost, or lead to an interruption of its operations, in whole or in part, at any location, or change the manner of operating its business as presently conducted.

SECTION 4.26      PENSION AND OTHER BENEFITS

         (a)      Schedule 4.26 sets forth a complete list of the Benefit Plans.

         (b) Current and complete copies of all written Benefit Plans have been delivered or made available to the Purchaser together with current and complete copies of the following documents relating to the Benefit Plans:

                  (i) the most recent trust agreements and funding agreements;

                  (ii) the most recent insurance contracts, investment management agreements, subscription and participation agreements;

                  (iii) the most recent financial statements and actuarial reports;

                  (iv) the most recent annual information returns or other filings and material correspondence with any regulatory authority with whom the Benefit Plan is registered; and

                  (v) all booklets, summaries and manuals distributed to any Employees or former employees concerning any Benefit Plans.

         (c) Except as disclosed in Schedule 4.26, each Benefit Plan is, and has been, established, registered (where required), qualified, administered and invested, in material compliance with the terms of such Benefit Plan and all Laws.

         (d) Except as disclosed in Schedule 4.26 or in other documents disclosed to the Purchaser (i) there have been no improvements, increases or changes to, or promised improvements, increases or changes to, the benefits provided under any Benefit Plan; and (ii) none of the Benefit Plans provide for benefit increases or the acceleration of, or an increase in, funding obligations that are contingent upon or will be triggered by the entering into of this Agreement or the completion of the transactions contemplated herein.

         (e) All employer or employee payments, contributions or premiums required to be remitted, paid to or in respect of each Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all Laws, and no Taxes, penalties or fees are owing or exigible under any Benefit Plan.

         (f) There is no investigation by a Governmental Authority, or Claim (other than routine claims for payment of benefits) pending or, to the knowledge of the Vendor, threatened involving any Benefit Plan or their assets.

         (g) None of the Companies has received, or applied for, any payment of surplus out of any Benefit Plan.

         (h) All Employee data necessary to administer each Benefit Plan is in the possession of the Companies and is complete, correct and in a form which is sufficient for the proper administration of the Benefit Plan in accordance with its terms and all Laws.

SECTION 4.27      INSURANCE

         The Vendor on behalf of each of the Companies maintains such policies of insurance, issued by responsible insurers, as are appropriate to its operations, property and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets, and all such policies of insurance are in full force and effect and neither the Vendor in respect of the Companies, nor any of the Companies is in default, as to the payment of premium or otherwise, under the terms of any such policy.

SECTION 4.28      MATERIAL CONTRACTS

         Schedule 4.28 sets forth a complete list of the Material Contracts that have not been listed on any other Schedule. The Material Contracts listed in
Schedule 4.28 are all in full force and effect unamended and there are no material outstanding defaults or violations under any such Material Contract on the part of any of the Companies or, to the knowledge of the Vendor, on the part of any other party to such Contracts. To the knowledge of the Vendor, no consents to the change of control of the Companies are required under any of the Material Contracts.

SECTION 4.29      LITIGATION

         Except as disclosed in Schedule 4.29, there are no Claims, investigations, complaints, grievances or other legal or administrative proceedings of any nature whatsoever, including appeals and applications for review, in progress, pending or, to the knowledge of the Vendor, threatened against or relating to any of the Companies before any Governmental Authority, which, if determined adversely to the Companies, would,

         (a)      have a material effect on any of the Companies,

         (b) enjoin, restrict or prohibit the transfer of all or any part of the Purchased Shares or Shareholder Loans as contemplated by this Agreement, or

         (c) prevent the Vendor or the Companies from fulfilling any of its obligations set out in this Agreement or arising from this Agreement.

SECTION 4.30      TAX MATTERS

         (a) Computation, Preparation and Payment - Each of the Companies has correctly computed all Taxes, prepared and duly and timely filed (or if not timely filed, all late filing penalties relating to such return were paid), all federal, state, provincial, municipal, local and foreign returns, information statements, elections, designations, reports and any other related filings ("TAX RETURNS"), required to be filed by it, has timely paid all Taxes which are or may become due and payable and has made adequate provision in the Financial Statements for the payment of all Taxes payable for any taxation year ending on or prior to December 31, 200l. Each of the Companies has made adequate and timely payments of instalments of Taxes required to be paid (or if not timely made, all late payment penalties relating to such instalments were paid).

         (b) Accrued Taxes - With respect to any periods for which Tax Returns have not yet been required to be filed or for which Taxes are not yet due and payable, each of the Companies has only incurred liabilities for Taxes in the ordinary course of business and in a manner and at a level consistent with prior periods. The Closing Statement will contain (as an Accrued Liability) an adequate provision for the payment of all Taxes not yet due and payable in respect of all periods ending on or prior to the Closing Date.

         (c) Status of Assessments - All Tax Returns of each of the Companies have been assessed through and including each of the dates set forth in Schedule 4.30 annexed hereto, and there are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any Tax Return or the payment of any Tax by each of the Companies or any outstanding objections to any assessment or reassessment of Taxes. Any deficiencies proposed as a result of such assessments or reassessments of the Tax returns through and including the dates set forth in Schedule 4.30 annexed hereto have been paid and settled.

         (d) Withholdings - Each of the Companies has duly and timely withheld from any amount paid or credited by it to any Person, including any Employees, officers or directors and any non-resident Person, the amount of all Taxes and other deductions required by any Laws to be withheld from any such amount and has duly and timely remitted the same to the appropriate Governmental Authority when due, in the form required under the appropriate legislation, or made adequate provision for the payment of such amounts to the proper receiving authorities. The amount of Tax withheld but not remitted by each of the Companies will be retained in its accounts and will be remitted by it to the appropriate Governmental Authority when due.

         (e) Collection and Remittance - Each of the Companies has collected from each receipt from any of its past and present customers (or other Persons paying amounts to each of the Companies) the amount of all Taxes (including goods and services tax and provincial sales taxes) required to be collected and has paid and remitted such Taxes when due, in the form required under the appropriate legislation or made adequate provision for the payment of such amounts to the proper receiving authorities. The amount of Tax collected but not remitted by each of the Companies will be retained in its accounts and remitted by it to the appropriate Governmental authority when due.

         (f) Assessments - None of the Companies is or to the knowledge of the Vendor will be subject to any assessments, reassessments, levies, penalties or interest with respect to Taxes which will result in any liability on its part in respect of any period ending on or prior to the Closing Date in excess of the amount specifically recorded as an Accrued Liability for Taxes in the Closing Statement.

         (g) Forgiveness of Debt - None of the Companies has at any time benefited from a forgiveness of debt or entered into any transaction or arrangement (including conversion of debt into shares of their share capital) which could have resulted in the application of Section 80 and following of the ITA.

         (h) Deferred Taxes Liability - The deferred taxes liabilities of each of the Companies will not exceed as at the Closing Date the amount of deferred tax liability set forth in their respective Balance Sheets, except as a result of the Companies' carrying on their respective businesses in the ordinary course.

SECTION 4.31      TRADE ALLOWANCES

         No customers of any of the Companies are entitled to or customarily receive discounts, allowances, volume rebates or similar reductions in price or other trade terms except as are consistent with industry practice.

SECTION 4.32      INDEBTEDNESS

         Except for the Shareholder Loans, Inter-Affiliate Accounts and the Guarantees (i) none of the Companies has any obligation or liability in connection with any indebtedness for borrowed money, and (ii) none of the Companies has any indebtedness, liability or obligation to the Vendor or its Affiliates, except for amounts payable pursuant to the Operational Services Agreements or other agreements contemplated by this Agreement and to be set out in the closing agenda for this transaction or other financial arrangements with Affiliates of the Vendor including the Inter-Affiliate Accounts, which will be paid and satisfied before Closing or included as Accounts Payable or Accrued Liabilities on the Closing Statement.

SECTION 4.33      SHAREHOLDER LOANS

         Schedule 4.33 sets forth, in respect of each of the Companies, the aggregate principal amount of the Shareholder Loans in respect of such particular Company.

SECTION 4.34      LENDERS' CONSENT

         The Lenders to the Vendor have provided and not revoked any necessary approvals in respect of the transactions contemplated by this Agreement.

                                   ARTICLE 5.

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

         The Purchaser hereby represents and warrants to the Vendor the matters set out below:

SECTION 5.1       INCORPORATION

         The Purchaser is a corporation duly incorporated and validly existing under the laws of Canada.

SECTION 5.2       DUE AUTHORIZATION

         The Purchaser has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transaction contemplated under this Agreement have been duly authorized by all necessary corporate action of the Purchaser.

SECTION 5.3       ENFORCEABILITY OF OBLIGATIONS

         This Agreement constitutes a valid and binding obligation of the Purchaser enforceable against it in accordance with its terms.

SECTION 5.4       ABSENCE OF CONFLICTING AGREEMENTS

         The Purchaser is not a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, obligation, instrument, charter or by-law provision, statute, regulation, order, judgment, decree, license, permit or law which would be violated, contravened or breached by, or under which any default would occur or a Claim, restriction or Encumbrance would be created as a result of the execution and delivery by it of this Agreement or the performance by it of any of the terms of this Agreement.

SECTION 5.5       INVESTMENT CANADA

         The Purchaser is Canadian within the meaning of the Investment Canada Act (Canada).

SECTION 5.6       LITIGATION

         There are no Claims, investigations, complaints or proceedings in progress or, to the knowledge of the Purchaser, pending or threatened against or relating to the Purchaser, before any Governmental Authority, which, if determined adversely to the Purchaser, would,

         (a) prevent the Purchaser from paying the Purchase Price to the Vendor;

         (b) enjoin, restrict or prohibit the transfer of all or any part of the Purchased Shares or the Vendor's rights under the Shareholder Loans as contemplated by this Agreement; or

         (c) prevent the Purchaser from fulfilling any of its obligations set out in this Agreement or arising from this Agreement, and the Purchaser has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success.

                                   ARTICLE 6.

                              NON-WAIVER, SURVIVAL

SECTION 6.1       NON-WAIVER

         (a) Except as expressly provided in this Agreement, no investigations made by or on behalf of the Purchaser at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the Vendor in or pursuant to this Agreement and no waiver of any condition or other provisions, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver.

         (b) Except as expressly provided in this Agreement, no investigations made by or on behalf of the Vendor at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the Purchaser in or pursuant to this Agreement.

SECTION 6.2       NATURE AND SURVIVAL

         (a) Subject to subsection (b), all representations and warranties contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Purchased Shares, the assignment of the Vendor's rights under the Shareholder Loans, and the payment of the Purchase Price.

         (b) Representations and warranties set forth in Sections 4.1, 4.3, 4.4, 4.5, 4.6 and 4.7 shall survive indefinitely. Representations and warranties relating to or impacted by tax matters including those set out in Section 4.30 shall survive for a period of ninety (90) days after the relevant authorities shall no longer be entitled to assess liability for tax against the particular Company for any particular taxation year ended on or prior to the Closing Date, provided that the survival of such representations and warranties shall not be extended by virtue only of any waiver given by the Company after the Closing Date without the consent of the Vendor, such consent not to be unreasonably withheld. Representations and warranties relating to or impacted by environmental matters, including those set out in Section 4.23, shall survive for a period of three (3) years from the Closing Date. All other representations and warranties shall only survive for a period of two (2) years from the Closing Date. If no claim shall have been made under this Agreement against a Party for any incorrectness in or breach of any representation or warranty made in this Agreement prior to the expiry of these survival periods, such Party shall have no further liability under this Agreement with respect to such representation or warranty.

                                   ARTICLE 7.

                        PURCHASER'S CONDITIONS PRECEDENT

         The obligation of the Purchaser to complete the purchase of the Purchased Shares and the Vendor's rights under the Shareholder Loans under this Agreement shall be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Purchaser and may be waived by it in whole or in part).

SECTION 7.1       TRUTH AND ACCURACY OF REPRESENTATIONS OF VENDOR AT THE CLOSING
                  TIME

         The representations and warranties of the Vendor made in or pursuant to this Agreement which are qualified by "Material Adverse Effect", "material" "in all material respects" and words or phrases of similar import, shall be true and correct and any other representations and warranties which are not qualified by "Material Adverse Effect", "material", "in all material respects" and words and phrases of similar import shall be true and correct in all material respects, in all cases as at the Closing Time and with the same effect as if made at and as of the Closing Time (except as such representations and warranties may be affected by the occurrence of events or transactions expressly permitted by this Agreement) and the Purchaser shall have received a certificate from a senior officer of the Vendor confirming, to his or her knowledge and without personal liability, the truth and correctness as set forth above of the representations and warranties of the Vendor and the satisfaction of the other conditions set forth in Sections 7.2, 7.5 and 7.6.

SECTION 7.2       PERFORMANCE OF OBLIGATIONS

         The Vendor shall have performed or complied with, in all material respects, all its obligations and covenants under this Agreement.

SECTION 7.3       RECEIPT OF CLOSING DOCUMENTATION

         All documentation relating to the due authorization and completion of the sale and purchase of the Purchased Shares and the Vendor's rights under the Shareholder Loans under this Agreement and all actions and proceedings taken on or prior to the Closing in connection with the performance by the Vendor of its obligations under this Agreement, shall be satisfactory to the Purchaser, acting reasonably, and the Purchaser shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking of all corporate proceedings in connection with such transactions in compliance with these conditions, in form (as to certification and otherwise) and substance satisfactory to the Purchaser.

SECTION 7.4       OPINION OF COUNSEL FOR VENDOR

         The Purchaser shall have received an opinion dated the Closing Date from counsel for the Vendor on terms usual and customary for transactions of this nature and otherwise reasonably satisfactory to the Purchaser.

SECTION 7.5       CONSENTS, AUTHORIZATIONS AND REGISTRATIONS

         All material consents, approvals, orders and authorizations of any Person (and registrations, declarations, filings or recordings with any Governmental Authority), including the waiver or termination of the Hollinger ROFR, required in connection with the completion of any of the transactions contemplated by this Agreement (other than with respect to the Pension Plans or Benefit Plans), the execution of this Agreement, the Closing or the performance of any of the terms and conditions of this Agreement, including Competition Act Approval shall have been obtained at or before the Closing Time on terms acceptable to the Purchaser, acting reasonably.

SECTION 7.6       NO PROCEEDINGS

         There shall be no injunction or restraining order issued preventing, and no pending or threatened Claim, or proceeding, judicial or administrative or investigation against any Party by any Person, for the purpose of enjoining or preventing the consummation of the transactions contemplated by this Agreement or claiming (a) material damages against the Purchaser in respect of the transactions contemplated by this Agreement, or (b) damages against any of the Companies which, in the opinion of counsel, is reasonably likely to be successful in an amount which would constitute a Material Adverse Effect in respect of the Companies, or otherwise claiming that this Agreement or the consummation of such transactions is improper or would give rise to proceedings under any Laws.

SECTION 7.7       ENCUMBRANCES

         The Purchaser shall have received evidence reasonably satisfactory to it that all Encumbrances, other than the Permitted Encumbrances listed in Section B of Schedule 1.1(b), have been discharged and that the assets of each of the Companies are free and clear of all Encumbrances other than the Permitted Encumbrances listed in Section B of Schedule 1.1(b) or, in the case of the registrations or filings with respect to the Encumbrances listed in paragraph 2 or 3 of Section A of Schedule 1.1(b), the Purchaser shall, in respect only of such registrations or filings, have received an undertaking, executed by the relevant creditor parties, to discharge such registrations or filings immediately after Closing, in each case in form and substance reasonably satisfactory to it.

SECTION 7.8       DIRECTORS AND OFFICERS

         The Board of Directors of each of the Companies at the Closing Time shall consist of individuals nominated by the Purchaser and there shall have been delivered to the Purchaser on or before the Closing Time the resignations of all individuals who are prior to the Closing Time directors or officers of the Companies and duly executed comprehensive releases from each such individual of any claims, against the Companies.

SECTION 7.9       CLOSING AGREEMENTS

         The Vendor shall have executed and delivered the Closing Agreements.

         If any of the foregoing conditions in this Article has not been fulfilled by Closing, the Purchaser may terminate this Agreement by notice in writing to the Vendor, in which event the

Purchaser is released from all obligations under this Agreement, and unless the Purchaser can show that the condition relied upon could reasonably have been performed by the Vendor, the Vendor is also released from all obligations under this Agreement, provided that, in respect of the conditions specified in Sections 7.1, 7.2 and 7.3, unless the breach (a) is a wilful breach; or (b) results in a Material Adverse Effect on the Companies as a whole (the existence of such a Material Adverse Effect to be determined by the Purchaser acting reasonably), the Purchaser will be required to complete the purchase of the Purchased Shares under this Agreement notwithstanding the failure to fulfil one or more of such conditions and, in such event, the Purchaser shall have recourse only to a claim for damages subject to the application of Section 10.1 (other than Section 10.1(g)). However, the Purchaser may waive compliance with any condition in whole or in part if it sees fit to do so, without prejudice to its rights of termination in the event of non-fulfilment of any other condition, in whole or in part, or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

                                   ARTICLE 8.

                          VENDOR'S CONDITIONS PRECEDENT

         The obligations of the Vendor to complete the sale of the Purchased Shares and the Vendor's rights under the Shareholder Loans under this Agreement shall be subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Vendor and may be waived by it in whole or in part).

SECTION 8.1       TRUTH AND ACCURACY OF REPRESENTATIONS OF THE PURCHASER AT
                  CLOSING TIME

         All of the representations and warranties of the Purchaser made in or pursuant to this Agreement shall be true and correct as at the Closing Time and with the same effect as if made at and as of the Closing Time and the Vendor shall have received a certificate of the Purchaser confirming the truth and correctness in all material respects of such representations and warranties, and the satisfaction of the other conditions set forth in Sections 8.2 and 8.5.

SECTION 8.2       PERFORMANCE OF OBLIGATIONS

         The Purchaser shall have performed or complied with, in all respects, all its obligations and covenants under this Agreement.

SECTION 8.3       RECEIPT OF CLOSING DOCUMENTATION

         All documentation relating to the due authorization and completion of the sale and purchase of the Purchased Shares and the Vendor's rights under the Shareholder Loans under this Agreement and all actions and proceedings taken on or prior to the Closing in connection with the performance by the Purchaser of its obligations under this Agreement, shall be satisfactory to the Vendor, acting reasonably, and the Vendor shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking of all corporate proceedings in connection with such transactions in compliance with these conditions, in form (as to certification and otherwise) and substance satisfactory to the Vendor.

SECTION 8.4       OPINION OF COUNSEL FOR PURCHASER

         The Vendor shall have received an opinion dated the Closing Date, from counsel for the Purchaser, on terms usual and customary for transactions of this nature and otherwise reasonably satisfactory to the Vendors.

SECTION 8.5       CONSENTS, AUTHORIZATIONS AND REGISTRATIONS

         All consents, approvals, orders and authorizations of any Person (and registrations, declarations, filings or recordings with any Governmental Authority), required in connection with the completion of any of the transactions contemplated by this Agreement (other than with respect to the Pension Plans or Benefit Plans), the execution of this Agreement, the Closing or the performance of any of the terms and conditions of this Agreement, including Competition Act Approval and any consents required under Material Contracts shall have been obtained at or before the Closing Time on terms acceptable to the Vendor, acting reasonably.

SECTION 8.6       NO PROCEEDINGS

         There shall be no injunction or restraining order issued preventing, and no pending or threatened Claim, or proceeding, judicial or administrative or investigation against any Party by any Person, for the purpose of enjoining or preventing the consummation of the transactions contemplated by this Agreement or claiming (a) material damages against the Vendor in respect of the transactions contemplated by this Agreement, or (b) damages against any of the Companies which, in the opinion of counsel, is reasonably likely to be successful in an amount which would constitute a Material Adverse Effect in respect of the Companies, or otherwise claiming that this Agreement or the consummation of such transactions is improper or would give rise to proceedings under any Laws.

SECTION 8.7       CLOSING AGREEMENTS

         The Purchaser shall have executed and delivered the Closing Agreements.

SECTION 8.8       HOLLINGER ROFR

         Hollinger International Inc. shall have waived its rights under the Hollinger ROFR or such rights shall have terminated.

         If any of the foregoing conditions in this Article has not been fulfilled by Closing, the Vendor may terminate this Agreement by notice in writing to the Purchaser, in which event the Vendor is released from all obligations under this Agreement, and unless the Vendor can show that the condition relied upon could reasonably have been performed by the Purchaser, the Purchaser is also released from all obligations under this Agreement. However, the Vendor may waive compliance with any condition in whole or in part if it sees fit to do so, without prejudice to its rights of termination in the event of non-fulfilment of any other condition in whole or in part or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

                                   ARTICLE 9.

                         OTHER COVENANTS OF THE PARTIES

SECTION 9.1       CONDUCT OF BUSINESS PRIOR TO CLOSING

         During the period from the date of this Agreement to the Closing Time, the Vendor shall cause each of the Companies to do the following:

         (a) CONDUCT BUSINESS IN THE ORDINARY COURSE - except as otherwise contemplated or permitted by this Agreement, conduct its business in the ordinary course and not, without the prior written consent of the Purchaser, enter into any transaction which, if effected before the date of this Agreement, would constitute a breach of the representations, warranties or agreements of the Vendor contained in this Agreement;

         (b) MAINTAIN GOOD RELATIONS - use all reasonable efforts to maintain good relations with the Employees, its customers and suppliers;

         (c) CONTINUE INSURANCE - continue in force all policies of insurance maintained by or for the benefit of the Companies, give all notices and present claims under all insurance policies in a timely fashion and cooperate with the Purchaser in effecting replacement insurance coverage for the Companies;

         (d) PERFORM OBLIGATIONS - comply in all material respects with all Laws affecting the operation of the Companies;

         (e) PREVENT CERTAIN CHANGES - not, without the prior written consent of the Purchaser, take any of the actions, do any of the things or perform any of the acts described in Section 4.12;

         (f) APPROVALS - co-operate with the Purchaser and use all commercially reasonable efforts and diligently pursue obtaining Competition Act Approval;

         (g) INTERIM FINANCIAL STATEMENTS - deliver to the Purchaser within twenty (20) days after the end of each month, unaudited internally prepared financial statements of each of the Companies, including a balance sheet and a statement of income and which, in the case of the interim financial statements delivered immediately prior to Closing, shall be dated not more than forty (40) days prior to the date of Closing. Such financial statements shall be in a form consistent with the unaudited internally prepared interim financial statements made available to the Purchaser; and

         (h) NO COLLECTIVE AGREEMENTS - not execute or permit the Companies to execute any collective agreement without the consent of the Purchaser, such consent not to be unreasonably withheld.

SECTION 9.2       ACCESS FOR INVESTIGATION

         (a) The Vendor shall permit the Purchaser and its representatives, between the date of this Agreement and the Closing Time, without interference to the ordinary conduct of business, to have reasonable access during normal business hours to the management, senior personnel and books and records of each of the Companies and the properties and assets used by each of the Companies, provided that the Vendor shall not be required to disclose any information, records, files or other data to the Purchaser where prohibited by any Laws. The Purchaser shall provide not less than two (2) Business Days' Notice of its desire for such access.

         (b) If any consent of any Person or Governmental Authority is required to permit the Vendor to release any information to the Purchaser, the Vendor shall make all reasonable efforts to obtain such consent.

SECTION 9.3       ACTIONS TO SATISFY CLOSING CONDITIONS

         (a) Each of the Parties shall take all such commercially reasonable actions as are within its power to control, and use reasonable commercial efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with each of the conditions and covenants set forth in Article 7, Article 8 or Article 9 which are for the benefit of any other Party.

         (b) Without limiting the generality of subsection 9.3(a), the Purchaser shall, with the assistance of the Vendor, submit a short form pre-merger notification and/or an application for an advance ruling certificate to the Commissioner of Competition under the Competition Act in complete form no later than fourteen (14) days after the date of this Agreement and use its commercially reasonable efforts to expedite Competition Act Approval (which for greater certainty shall not require the Purchaser or any of its Affiliates (including any of the Companies) to divest any asset or suffer or incur any other burden or disadvantage). The Purchaser shall provide copies of all filings and correspondence with the Competition Bureau (except those containing competitively sensitive information) to the Vendor or Vendor's counsel.

SECTION 9.4       PRESERVATION OF RECORDS AND ACCESS TO PERSONNEL

         The Purchaser shall take all reasonable steps to preserve and keep the records of each of the Companies delivered to it in connection with the completion of the transactions contemplated by this Agreement for a period of six (6) years from the Closing Date, or for any longer period as may be required by any Laws or Governmental Authority, and shall make such records and the employees of the Companies available to the Vendor, at the expense of Vendor, as may be reasonably required by the Vendor, including in connection with a Claim by the Purchaser against the Vendor under this Agreement. The Vendor acknowledges that the Purchaser shall not be liable to the Vendor in the event of any destruction of such records, caused otherwise than by the gross negligence of the Purchaser.

SECTION 9.5       STUB PERIOD RETURNS

         The Vendor shall cause to be prepared and Purchaser shall cause to be filed on a timely basis, all Tax Returns for each of the Companies for any period which ends on or before the Closing Date and for which Tax Returns have not been filed as of such date. The Vendor shall also cause to be prepared and filed on a timely basis, all Tax Returns of each of the Companies for periods beginning before and ending after the Closing Date. The Vendor and the Purchaser shall cooperate fully with each other and make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation of any Tax Return of each of the Companies for a period ending on, prior to or including the Closing Date and shall preserve such data and other information until the expiration of any applicable limitation period under any applicable law with respect to Taxes.

SECTION 9.6       PURCHASER'S OPTION IF DAMAGE, ETC.

         If the assets of any of the Companies, or a portion of them are damaged or destroyed or appropriated, expropriated or seized by any Person, on or prior to the Closing Date, the Vendor shall give the Purchaser notice thereof forthwith after such action comes to its attention and the Purchaser shall have the option:

         (a) to reduce the Purchase Price by an amount equal to the deductible amounts of the relevant insurance policies and to complete the purchase, in which event, all proceeds of insurance paid to the Companies and all right and claims of the Companies to any such amounts not paid by the Closing Date shall be assigned to the Purchaser; or

         (b) to reduce the Purchase Price by the amount of the damage and to complete the purchase, in which event the Vendor shall have sole entitlement to the proceeds of insurance and the Purchaser shall release its interest (if any) therein.

SECTION 9.7       CONSENT TO JURISDICTION

         (a) Each of the Parties irrevocably attorns and submits to the exclusive jurisdiction of any Ontario court sitting in Toronto in any action or proceeding arising out of or related to this Agreement and irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in such Ontario court. Each of the Parties irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding. The Vendor irrevocably appoints Osler, Hoskin & Harcourt LLP (THE "VENDOR PROCESS AGENT"), with an office as of the date of this Agreement at Suite 6600, First Canadian Place, Toronto, Ontario, for the attention of Linda D. Robinson as its agent to receive on behalf of it and its property service of copies of the statement of claim and any other process which may be served in any such action or proceeding. Such service may be made by delivering a copy of such process to the Vendor in care of the Vendor Process Agent at the Vendor Process Agent's above address, and the Vendor irrevocably authorizes and directs the Vendor Process Agent to accept such service on its behalf. The Vendor agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. The Purchaser agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

SECTION 9.8       DEFAMATION INSURANCE

         The Vendor shall be responsible for any and all defamation claims against the Companies and any of its Employees in respect of an occurrence on or prior to the Closing Date. The Purchaser shall be responsible for any and all defamation claims made or brought against the Companies and any of its Employees in respect of an occurrence after the Closing Date. The Purchaser shall make available to the Vendor and its insurers and their respective counsel the services of the Employees necessary to defend any such defamation action together with all relevant books and records, the whole at the expense of the Vendor.

SECTION 9.9       CHANGE OF WEB SITE ADDRESS AND MASTHEAD

         No later than ninety (90) days after Closing, the Purchaser shall cause the Companies to change the name of its web site to reflect a name that does not include the name "Southam", "CanWest", or other CanWest/Southam Intellectual Property and shall cause the Companies to change the masthead references on the publications to reflect the new publisher.

SECTION 9.10      NON-COMPETITION, NON-SOLICITATION AND CONFIDENTIALITY

         (a) Non-Competition. In consideration of the Purchaser agreeing to purchase the Purchased Shares and all of the rights of the Vendor to and in the Shareholder Loans pursuant to this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), for so long as all of the Southam News Services Agreements between Southam Publications Inc. and each of the Companies dated as of April 30, 2002 as such agreements have been amended and restated as of the Closing Date, are in full force and effect or until the third anniversary of the Closing Date whichever is the longer period (the "NON-COMPETE PERIOD"), CanWest shall not, and shall not allow any of its Affiliates to engage (whether as an owner, operator, manager, shareholder, guarantor, lender, consultant, advisor, representative or otherwise), directly or indirectly, in any of the provinces of New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland or Saskatchewan (other than in the market areas of Regina and Saskatoon) (the "TERRITORY"), in (i) the publication, distribution or sale of any English language print newspaper (or any section thereof, including classified or job advertisements) or other print publication (including either partial or total market coverage) (other than an incidental distribution of a newspaper which is intended to be distributed primarily outside the Territory), or (ii) the distribution of flyers, inserts, (including either partial or total market coverage), or (iii) the printing of any product of any kind (each a "COMPETITIVE ACTIVITY"). This clause will not prevent or restrict CanWest or its Affiliates from (a) acquiring and holding as a passive investment, in the aggregate, less than 10% of the shares of any publicly traded corporation, (b) continuing to own and operate in the normal course the balance of its current newspaper businesses and interests remaining after the completion of the transactions contemplated by this Agreement, including the printing, publication, and distribution of the National Post and National Post Business Magazine and any successor to either of such publications or any other publication, which is distributed in more than one region, in each case provided the principal market for which is not any of the Maritime provinces or Saskatchewan;

or (c) acquiring a business involved in a Competitive Activity in the Territory (in this section, a "Competing Business") as part of the acquisition of, or merger with another business where: (1) the value of such Competing Business at the time of the acquisition represented less than 15% of the total value of the transaction or group of related transactions in which CanWest or its Affiliate acquired the Competing Business; or (2) the revenues of the Competing Business represent less than 15% of the consolidated annual revenues of the acquired business as a whole.

         (b)      Non-Solicitation.

                  (i) For the period beginning on the Closing Date and ending on the second anniversary of the Closing Date (the "NON-SOLICITATION PERIOD"), CanWest shall not, and shall not permit any of its Affiliates, directly or indirectly, to contact, approach or solicit for the purpose of offering employment to any Person (whether as an employee, consultant, agent, independent contractor or otherwise) who is employed by or providing services to any of the Companies, at any time during the Non-Solicitation Period, without the prior written consent of the Purchaser, unless the employee has been dismissed by the Purchaser or the Company. This clause will not apply in respect of any employees of the Companies who apply to CanWest or an Affiliate for a position (i) on an unsolicited basis, (ii) in response to an advertisement, or
(iii) through an arm's length executive recruitment process normally carried on by CanWest or its Affiliate, in each case provided CanWest or the Affiliate, directly or indirectly, has not initiated the contact with the employee.

                  (ii) Notwithstanding clause (i) of this subparagraph (b), unless the employment of the employee has been terminated by the Purchaser or one of the Companies, CanWest shall not, without the prior written consent of the Purchaser, actually hire any Person (whether or not contacted, approached or solicited by CanWest or any of its Affiliates) that is employed by any of the Companies during the Non-Solicitation Period who occupies a position falling in any of the following categories: (i) editor, (ii) reporter, (iii) salesperson,
(iv) manager, or (v) publisher.

         (c) Confidentiality. CanWest shall, and shall cause its Affiliates to treat and hold as confidential during the Non-Compete Period any information concerning any of the Companies or their business that is not generally available to the public (the "CONFIDENTIAL INFORMATION"), and refrain from using any of the Confidential Information except in connection with this Agreement. In the event that CanWest or any of its Affiliates is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, CanWest shall notify the Purchaser promptly of the request or requirement so that the Purchaser may seek an appropriate protective order to waive compliance with the provisions of this
Section 9.10. If, in the absence of a protective order or the receipt of a waiver hereunder, CanWest or any of its Affiliates is, on the advise of counsel, compelled to disclose any Confidential Information to any Governmental Authority, the disclosing Person may disclose the Confidential Information to the Governmental Authority; provided that such disclosing Person shall use its best efforts to obtain, at the request of the Purchaser, an order or other assurance that confidential treatment shall be accorded to such portion of the Confidential Information required to be disclosed as the Purchaser shall designate.

         (d) Acknowledgement. CanWest expressly acknowledges and agrees that each and every restriction imposed by this Section 9.10 is reasonable with respect to subject matter, time period and geographical area.

         (e) Remedy for Breach. CanWest acknowledges and agrees that in the event of a breach or threatened breach of any of the provisions of this Section 9.10, monetary damages shall not constitute a sufficient remedy. Consequently, in the event of any such breach or threatened breach, Purchaser and/or their respective successors or assigns may, in addition to other rights and remedies existing in their favour, apply to any court of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof, in each case without the requirement of posting a bond or proving actual damages.

         (f) Enforcement. If the final judgment of an authority of competent jurisdiction declares that any term or provision of this Section 9.10 is invalid or unenforceable, CanWest and the Purchaser agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid.

SECTION 9.11      SCHEDULE 4.5

         (a) For so long as the National Post Printing Agreement dated April 30, 2002 between The National Post Company and Halifax Daily News Group Inc. in the case of the assets located at its premises and Newfoundland Newspaper Group Inc. in the case of the assets located at its premises is in full force and effect, and subject to those agreements, the Vendor shall allow and cause its Affiliates to allow, each such Companies to continue to use, at no cost to the Companies or the Purchaser, the assets located at its premises described in Schedule 4.5, provided that such usage shall be consistent with the use of such assets, by the Companies prior to the Closing Date.

         (b) The Purchaser shall and shall cause each of the Companies which have TV cameras owned by an Affiliate of CanWest located at its premises to permit access to the CanWest Affiliate to have access to such premises for purposes of maintaining the cameras and/or removing the cameras in the event the Parties are unable to agree on arrangements for their continued use by the Companies and the CanWest Affiliate.

SECTION 9.12      GUARANTEE

         For valuable consideration, the receipt and adequacy of which are hereby acknowledged, CanWest hereby unconditionally, irrevocably, and jointly and severally with the Vendor guarantees the performance of all of the obligations of the Vendor under this Agreement and under the Closing Agreements, including the payment by the Vendor of any amount it may owe to the Purchaser or any of the Companies pursuant to or under this Agreement. CanWest covenants with the Purchaser that CanWest is jointly and severally bound with the Vendor for the fulfilment of all obligations of the Vendor under this Agreement and under the Closing

Agreements. In the enforcement of its rights hereunder, the Purchaser may proceed against CanWest as if CanWest were named as the Vendor under this Agreement or the Closing Agreements, CanWest waives any rights to require the Purchaser to proceed against the Vendor or to proceed against or to exhaust any security held from the Vendor or to pursue any other remedy whatsoever which may be available to the Purchaser before proceeding against CanWest.

SECTION 9.13      DEFICIENCIES

         The Vendor hereby covenants and agrees to cure, prior to the Closing Date, any material deficiencies in the minute books of any of the Companies.

SECTION 9.14      TRANSITIONAL SERVICES AGREEMENT

         At the request of the Purchaser, the Vendor and its Affiliates shall provide the Companies with certain transitional administrative and commercial services for a period of no more than eighteen (18) months after the Closing Date, such services to be of a type and in scope no more extensive than those currently provided to the Companies for fees which shall be equal to those currently charged by the Vendor or its Affiliates for such services. The Purchaser shall advise the Vendor which services will be required no later than ten days prior to the Closing Date and the Parties shall enter into an agreement ("TRANSITIONAL SERVICES AGREEMENT") on Closing on terms and conditions consistent with this Section 9.14 and otherwise on terms and conditions usual and customary for such agreements.

SECTION 9.15      OPERATIONAL SERVICE AGREEMENTS

         On or prior to Closing, CanWest shall amend the Operational Service Agreements in accordance with Schedule 9.15 and other amendments as may be agreed.

SECTION 9.16      NO ACCRUED INTEREST

         All accrued interest on the Shareholder Loans shall be paid or otherwise extinguished prior to Closing.

SECTION 9.17      INTER-AFFILIATE ACCOUNTS

         Notwithstanding any other provision of this Agreement, CanWest and the Vendor will complete a pre-closing transaction or series of transactions so as to reduce or eliminate the accounts between the Companies and its Affiliates ("INTER-AFFILIATE ACCOUNTS") and, in that connection, may cause the Companies to declare and pay such dividends or pay down the principal of the Shareholder Loans or effect a set-off of the Inter-Affiliate Accounts or do such other transactions to obtain such reduction or elimination, provided that:

         (a) the Vendor shall submit to the Purchaser a detailed description of the steps to be taken and obtain the prior written approval of the Purchaser before implementing the transactions, such consent not to be unreasonably withheld if the transaction has no adverse impact on any of the Companies or, if there is any adverse impact, if the Vendor compensates the Companies for such adverse impact;

         (b) none of the Purchaser and the Companies shall have any liabilities except to the extent that they are reflected in the Net Working Capital or otherwise made whole, relating or arising from such pre-closing transactions; and

         (c) CanWest and Vendor shall jointly and severally indemnify and hold harmless each of the Companies for any adverse impact arising from such pre-closing transactions.

                                   ARTICLE 10.

                                 INDEMNIFICATION

SECTION 10.1      INDEMNIFICATION FOR BREACHES OF COVENANTS AND WARRANTY, ETC.

         The Vendor shall indemnify and save harmless each of the Companies, the Purchaser, their directors, officers, employees, agents and shareholders, and the Purchaser shall indemnify and save harmless the Vendor, its directors, officers, employees, agents and shareholders (the party or parties so covenanting and agreeing to indemnify another Party being referred to in this Section as the "Indemnifying Party" and the party to be indemnified being called the "INDEMNIFIED PARTY"), from and against all Claims which may be made or brought against the Indemnified Party, or which it may suffer or incur, directly or indirectly as a result of or in connection with any non-fulfilment of any covenant or agreement on the part of the Indemnifying Party under this Agreement or any incorrectness in or breach of any representation or warranty of the Indemnifying Party contained in this Agreement or in any certificate or other document furnished by the Indemnifying Party pursuant to this Agreement. The foregoing obligation of indemnification in respect of such Claims shall be subject to:

         (a) the limitation contained in Section 6.2 respecting the survival of the representations and warranties of the Parties;

         (b) the requirement that the Indemnifying Party shall, in respect of any Claim made by any third Person, be afforded an opportunity, at its sole expense, to resist, defend and compromise such Claim, subject to the provisions of Section
                  10.2 of this Agreement;


         (c) the limitation that, for Claims made in connection with any representation or warranty (except for Claims made in connection with any representation and warranty set forth in Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 4.16, and 4.30 in
                  respect of which such limitation shall not apply), the Indemnifying Party shall not be required to pay any such amount until the aggregate of such Claims exceeds $1 million and upon the aggregate of such Claims exceeding $1 million the Indemnifying Party shall be required to pay the amount owing in respect of all of such Claims including the $1 million;


         (d) the limitation that, for Claims made in connection with the representations and warranties set forth in Section 4.30, the Indemnifying Party shall not be required to pay any such amount until the aggregate of such Claims exceeds $250,000 and upon the aggregate of such Claims exceeding $250,000 the Indemnifying Party shall be required to pay the amount owing in respect of all of such Claims including the $250,000;

         (e) the limitation that the Vendor will not be liable for an amount exceeding the aggregate of the Purchase Price;

         (f) the limitation that the Indemnifying Party shall not be liable for any special, indirect, consequential, punitive or aggravated damages, including damages for loss of profit, except in respect of a Claim made by any third Person;

         (g) the limitation that the Vendor shall have no obligation to indemnify any Person in respect of any breach of a representation or warranty of which Andre Prefontaine and Denis Mathieu had actual knowledge of such breach prior to Closing provided, however, that the Vendor shall have the burden of proof with respect thereto; and

         (h) the proviso that in respect of any claim under the representations and warranties contained in Sections 4.19(g); 4.23(a), (b, first reference), (e), (f), (h), (i), (k), 4.28 and 4.30(f), the representation and warranty shall be read without regard to the words "to the knowledge of the Vendor".

SECTION 10.2      INDEMNIFICATION PROCEDURES FOR THIRD PARTY CLAIMS

         (a) In the case of Claims made by a third party with respect to which indemnification is sought, the Party seeking indemnification (in this Section, the "INDEMNIFIED PARTY") shall give prompt notice, and in any event within twenty (20) days, to the other Party (in this Section, the "INDEMNIFYING PARTY") of any such Claims made upon it. If the Indemnifying Party fails to give such notice, such failure shall not preclude the Indemnified Party from obtaining such indemnification but its right to indemnification may be reduced to the extent that such delay prejudiced the defence of the Claim or increased the amount of liability or cost of defence and provided that no claim for indemnity in respect of the breach of any representation or warranty contained in this Agreement may be made unless notice of such Claim has been given prior to the expiry of the survival period applicable to such representation and warranty pursuant to Section 6.2.

         (b) The Indemnifying Party shall have the right, by notice to the Indemnified Party given not later than thirty (30) days after receipt of the notice described in subsection (a), to assume the control of the defence, compromise or settlement of the Claim, provided that (i) such assumption shall, by its terms, be without cost to the Indemnified Party and (ii) no compromise or settlement of the Claim may be made by the Indemnifying Party except in compliance with this Section 10.2(b). The Indemnifying Party shall be entitled to compromise or settle a Claim if (1) there is no admission of any violation of Laws or any violation of the rights of any Person and no adverse effect on any other claims that may be made by or against the Indemnified Party; (2) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party and (3) the Indemnified Party's prior written consent shall have been obtained (which consent shall not be unreasonably withheld), provided that: if
(A) the conditions of (1) and (2) have been satisfied and (B) the Indemnified Party refuses to provide such consent the Indemnifying Party shall not be required to indemnify in respect of any amount in excess of the settlement amount proposed by the Indemnifying Party which the claimant under the Claim is prepared to accept.

         (c) Upon the assumption of control of any Claim by the Indemnifying Party as set out in subsection (b), the Indemnifying Party shall diligently proceed with the defence, compromise or settlement of the Claim at its sole expense, including if necessary, employment of counsel reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall cooperate fully, but at the expense of the Indemnifying Party with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party's control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defence. The Indemnified Party shall also have the right to participate in the negotiation, settlement or defence of any Claim at its own expense.

         (d) The final determination of any Claim pursuant to this Section, including all related costs and expenses, shall be binding and conclusive upon the Parties as to the validity or invalidity, as the case may be of such Claim against the Indemnifying Party.

         (e) If the Indemnifying Party does not assume control of the Claim as permitted in subsection (b), the Indemnified Party shall not be entitled to any indemnity from the Indemnifying Party in respect of such Claim if the Indemnified Party settles such Claim without the consent of the Indemnifying Party, such consent not to be unreasonably withheld.

                                   ARTICLE 11.

                                     GENERAL

SECTION 11.1      PUBLIC NOTICES

         All public notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and coordinated by the Vendor and the Purchaser and no Party shall act unilaterally in this regard without the prior approval of the other Party, such approval not to be unreasonably withheld, except where required to do so by law or by the applicable regulations or policies of any provincial or Canadian or other regulatory agency of competent jurisdiction or any stock exchange in circumstances where prior consultation with the other Party is not practicable.

SECTION 11.2      EXPENSES

         Each of the Parties shall pay their respective legal, accounting, and other professional advisory fees, costs and expenses incurred in connection with the purchase and sale of the Purchased Shares and the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses incurred. In particular, the Vendor shall be responsible for any fees and expenses of any broker or investment advisor retained in connection with the sale of the Purchased Shares and such fees and expenses shall not constitute an obligation of the Companies or the Purchaser.

SECTION 11.3      NOTICES

         Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a "Notice") shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail:

         (a)      in the case of a Notice to the Vendor at:

                  c/o CanWest Global Communications Limited
                  31st Floor, Toronto-Dominion Centre
                  201 Portgage Avenue
                  Winnipeg, Manitoba R3B 3C7

                  Attention:        Vice-President and General Counsel with a
                                    copy to the Director, Corporate Development
                  E-mail:           rleipsic@canwest.com
                                    cc:  jculligan@canwest.com
                  Facsimile:        (204) 947-9841

         (b)      in the case of a Notice to the Purchaser at:

                  c/o G.T.C. Transcontinental Group Ltd.
                  1 Place Ville-Marie, Suite 3315
                  Montreal (Quebec)  H3B 3N2

                  Attention:        Vice President, Legal Affairs and
                                    Administration and Corporate Secretary
                  E-mail:           ppoirier@transcontinental.ca
                  Facsimile:        (514) 954-4016

         Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

         Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

SECTION 11.4      ASSIGNMENT

         Neither this Agreement nor any benefits or burdens under this Agreement shall be assignable by any Party without the prior written consent of the other Party, which consent may be withheld in the sole discretion of the consenting Party. The Purchaser may at any time, in its sole discretion, assign, in whole or in part, its rights and obligations under this Agreement to one or more of its Affiliates without the prior written consent of the Vendor, provided that the Purchaser shall not by reason of any such assignment and transfer be released from its obligations hereunder. Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

SECTION 11.5      ARBITRATION

         In the event that the Parties are unable to settle any dispute relating to construction or application of any provisions of the Agreement, or the rights, duties or obligations of any Party associated therewith or derived therefrom, the dispute shall forthwith be referred to arbitration in accordance with the Arbitration Procedures, provided that nothing in this Section 11.5 will preclude a Party from seeking interim relief by way of an injunction (mandatory or otherwise) or other interim equitable relief in the Ontario Superior Court in connection with this Agreement which court will have exclusive jurisdiction in respect of all such matters.

SECTION 11.6      AMENDMENT

         No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, shall be binding unless executed in writing by the Party to be bound thereby.

SECTION 11.7      FURTHER ASSURANCES

         The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.

SECTION 11.8      LANGUAGE

         The Parties confirm that it is their wish that this Agreement, as well as any other documents relating to this Agreement, including notices, schedules and authorizations, have been and shall be drawn up in the English language only. Les signataires confirment leur volonte que la presente convention, de meme que tous les documents s'y rattachant, y compris tout avis, annexe et autorisation, soient rediges en anglais seulememt.

SECTION 11.9      EXECUTION AND COUNTERPARTS

         This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles, shall together constitute one and the same agreement.

                             SIGNATURE PAGE FOLLOWS

         IN WITNESS OF WHICH the Parties and CanWest have executed this Share Purchase Agreement.

                                     GLOBAL COMMUNICATIONS LIMITED

                                     By: /s/ P.A. Harrod
                                         _______________________________________
                                         Name:  Pamela A. Harrod
                                         Title: Secretary

                                     G.T.C. TRANSCONTINENTAL GROUP LTD. (on its own behalf and, for the purposes of accepting the benefit of Article 10 of the Agreement, on behalf of each of Atlantic Newspaper Group Inc., Charlottetown Guardian Group Inc., Halifax Daily News Group Inc., Newfoundland Newspaper Group Inc., Summerside Newspaper Group Inc., Ad Ventures Inc., Moose Jaw Times-Herald Group Inc., Prince Albert Daily Herald Group Inc., and Swift Current Newspaper Group Inc.)

                                     By: /s/ DENIS MATHIEU
                                         _______________________________________
                                         Name:  Denis Mathieu
                                         Title: Vice President, Mergers &
                                         Acquisitions

                                     By: /s/ ISABELLE MARCOUX
                                         _______________________________________
                                         Name:  Isabelle Marcoux
                                         Title: Director, Mergers & Acquisitions

                                     CANWEST GLOBAL COMMUNICATIONS CORP.

                                     By: /s/ RICHARD M. LEIPSIC
                                         _______________________________________
                                         Name:  Richard M. Leipsic
                                         Title: Vice President & General Counsel

                         LIST OF SCHEDULES AND EXHIBITS

EXHIBITS                   DESCRIPTION
--------                   -----------
Exhibit A                  Purchased Companies

SCHEDULES                  DESCRIPTION
---------                  -----------
Schedule A                 Form of Pension and Employee Benefit Plans Agreement

Schedule 1.1(a)            Arbitration Procedures

Schedule 1.1(b)            Permitted Encumbrances

Schedule 3.5               Allocation of Purchase Price

Schedule 4.4               Capitalization

Schedule 4.5               CanWest Assets

Schedule 4.10              Financial Statements

Schedule 4.18              Governmental Authorizations

Schedule 4.19              Intellectual Property

Schedule 4.20              Owned Real Property

Schedule 4.21              Leased Real Property

Schedule 4.23              Environmental Matters

Schedule 4.24              Employment Matters

Schedule 4.26              Pension and Benefit Plans

Schedule 4.28              Material Contracts

Schedule 4.29              Litigation

Schedule 4.30              Tax Matters

Schedule 4.33              Shareholders Loans

Schedule 9.15              Amendments to Operational Services Agreements

                                    EXHIBIT A
                               PURCHASED COMPANIES

1.   Atlantic Newspaper Group Inc.

2.   Charlottetown Guardian Group Inc.

3.   Halifax Daily News Group Inc.

4.   Newfoundland Newspaper Group Inc.

5.   Summerside Newspaper Group Inc.

6.   Ad Ventures Inc.

7.   Moose Jaw Times-Herald Group Inc.

8.   Prince Albert Daily Herald Group Inc.

9.   Swift Current Newspaper Group Inc.